(“Great Basin” or the “Company”)

ANNUAL INFORMATION FORM
for the year ended December 31, 2011

This Annual Information Form (“AIF”) is as of March 30, 2012

– 2 –	Annual Information Form

LIST OF FIGURES

FIGURE 1 - THE GREAT BASIN GROUP STRUCTURE AS AT MARCH 29, 2012	13
FIGURE 2 - LOCATION OF BURNSTONE PROPERTY.	17
FIGURE 3 - HOLLISTER PROPERTY LOCATION	32
FIGURE 4 - THE COMPANY’S PROJECT AREAS IN TANZANIA	48
FIGURE 5 - SHIELD RESOURCES / SHANTA JV PROPERTIES IN THE LUPA GOLDFIELD	49

LIST OF TABLES

TABLE 1 - CANADIAN DOLLAR/US DOLLAR EXCHANGE RATE.	6
TABLE 2 - SA RAND/US DOLLAR EXCHANGE RATE.	6
TABLE 3 - SA RAND/CANADIAN DOLLAR EXCHANGE RATE.	7
TABLE 4 - GREAT BASIN GOLD LTD CORPORATE STRUCTURE - MARCH, 2012	11
TABLE 5 - DRILLING CONDUCTED BY GREAT BASIN – BURNSTONE PROPERTY.	20
TABLE 6 - MEASURED AND INDICATED RESOURCES 2011 BURNSTONE REPORT	23

– 3 –	Annual Information Form

TABLE 7 - SUMMARY OF THE INFERRED RESOURCES AT VARIOUS CUT-OFF GRADES 2011 BURNSTONE REPORT.	23
TABLE 8 - SUMMARY OF THE BURNSTONE PROPERTY DILUTED RESERVE ESTIMATE AT A 350 CM G/T GOLD CONTENT CUT-OFF.	24
TABLE 9 - PRODUCTION RESULTS FOR THE 11 MONTHS ENDED DECEMBER 31, 2011.	25
TABLE 10 - ECONOMIC ANALYSIS ASSUMPTIONS – BURNSTONE.	28
TABLE 11 - FINANCIAL ANALYSIS – BURNSTONE (AFTER TAX).	28
TABLE 12 - SENSITIVITY ANALYSIS USING DIFFERENT AU PRICES –BURNSTONE.	29
TABLE 13 - CASH COST SENSITIVITY ANALYSIS USING DIFFERENT EXCHANGE RATES - BURNSTONE.	29
TABLE 14 - BURNSTONE MINE – 2012 AND 2013 ESTIMATED CAPITAL COSTS.	30
TABLE 15 - HOLLISTER UNDERGROUND DRILLING STATISTICS – JANUARY 2011 TO FEBRUARY 2012.	38
TABLE 16 - HOLLISTER UNDERGROUND DRILLING RESULTS – JANUARY 2011 TO FEBRUARY 2012.	38
TABLE 17 - SUMMARY OF HOLLISTER MEASURED AND INDICATED RESOURCES	40
TABLE 18 - SUMMARY OF THE COMPANY’S INFERRED RESOURCE ESTIMATE BY GOLD GRADE CUT- OFF, HOLLISTER GOLD MINE, HDB, HOLLISTER PROPERTY, JUNE 2010 (CIM 2005).	40
TABLE 19 - SUMMARY OF THE HOLLISTER GOLD PROJECT PROVEN AND PROBABLE ORE RESERVES	41
TABLE 20 – RESULTS FROM TRIAL MINING ACTIVITIES FOR THE 12 MONTHS ENDED DECEMBER 31, 2011 AND 2010	42
TABLE 21 - ECONOMIC ANALYSIS ASSUMPTIONS – HOLLISTER	43
TABLE 22 - FINANCIAL ANALYSIS (AFTER-TAX).	44
TABLE 23 - SENSITIVITY ANALYSIS USING DIFFERENT AU PRICES –HOLLISTER	44
TABLE 24 - US SAFETY STATISTICS.	45
TABLE 25 - SHARE CAPITAL STRUCTURE.	64
TABLE 26 - TRADING OF THE COMMON SHARES ON THE TSX	65
TABLE 27 - TRADING OF THE COMMON SHARES ON THE NYSE AMEX	66
TABLE 28 - TRADING OF THE COMMON SHARES ON THE JSE	66
TABLE 29 - DIRECTORS.	67
TABLE 30 - BOARD COMMITTEES	68
TABLE 31 - OFFICERS.	73
TABLE 32 - MATERIAL CONTRACTUAL OBLIGATIONS	77
TABLE 33 - PRINCIPAL ACCOUNTANT FEES	80

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PRELIMINARY NOTES

          This AIF includes certain statements that may be deemed “forward-looking statements” and forward looking information. This AIF will be the basis of certain United States securities filings. Accordingly we advise that these forward-looking statements constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this AIF, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward-looking statements or information. Although the Company believes the expectations expressed in such forward-looking statements or information are based on reasonable assumptions, such statements or information are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements or information. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for gold and silver, exploitation and exploration successes, continued availability of capital and financing and general economic, market, business, or governmental conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements or information.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

Canadian Disclosure Regarding Mineral Properties

          Readers should be aware that the disclosure in this AIF, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

          This AIF includes mineral reserve estimates that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934 (the “Exchange Act”), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issued immediately in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this AIF in connection with the Burnstone Property may be calculated differently under SEC standards and none of the reserves assigned to the Hollister Property herein would qualify as ore reserves under SEC standards.

– 5 –	Annual Information Form

          In addition, this AIF uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. We advise United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in this AIF is economically or legally mineable.

          In addition, disclosure of resources using “contained ounces” is permitted under Canadian regulations; however, the SEC only permits issuers to report mineralization that does not qualify as a resource as in place tonnage and grade without reference to unit measures.

          For the above reasons, information contained in this AIF and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Canadian Generally Accepted Accounting Principles

          Prospective United States investors should be aware that the financial information contained in this AIF or incorporated by reference herein has been prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”) and (where audited) have been subjected to Public Company Accounting Oversight Board (United States) auditing and auditor independence standards. Accordingly, the Company’s financial statements may not be comparable to financial statements of United States companies prepared in accordance with U.S. generally accepted accounting principles. Canadian public companies are required to prepare financial statements in accordance with IFRS, as issued by the International Accounting Standards Board for financial years beginning on January 1, 2011. On January 1, 2011, the Company adopted IFRS as the basis for preparing its consolidated financial statements. The adoption of IFRS principles did not have a material effect on the manner in which the Company reports its accounts.

Incorporation of Continuous Disclosure Documents by Reference

          In this AIF, the “Company”, “we”, “us”, “GBG” or “Great Basin ” refers to Great Basin Gold Ltd. and all its subsidiaries together unless the context otherwise clearly requires.

          See also our audited consolidated financial statements for the fiscal years ended December 31, 2010, and 2011 together with the auditor’s reports thereon, interim consolidated financial statements, proxy circulars, news releases and other continuous disclosure documents. These documents are available for review on the SEDAR website located at www.sedar.com.

– 6 –	Annual Information Form

          The foregoing documents have been filed publicly by Great Basin, paper copies of which are available on request from the offices of Great Basin or on the SEDAR website indicated above.

Currency and Metric Equivalents

          All currency amounts in this AIF are in Canadian dollars unless otherwise indicated. On March 29, 2012, US$1.00 was equivalent to ZAR7.75, CDN$1.00 was equivalent to ZAR7.75 and CDN$1.00 was equivalent to US$1.00, all as reported by the Bank of Canada based on the noon exchange rate.

          In this AIF, the following conversion factors are used: 1 oz/ton = 34.2857 g/t; 1 g/t = 1 ppm; 1 g/t = 1,000 ppb. Gold equivalent (“Au eqv”) calculations use US$1,400/oz for Au and US$30/oz for Ag

          The following table sets forth the rate of exchange for the Canadian dollar, expressed in U.S. dollars, (i) in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on all days during the relevant period, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada.

Table 1 - Canadian dollar/US dollar exchange rate.

Canadian dollar/US dollar exchange rate - Years Ended December 31
	2011	2010	2009
Rate at end of period	0.9833	1.0054	0.9555
Average rate for period	1.0117	0.9713	0.8797
High for period	1.0583	1.0054	0.9716
Low for period	0.9430	0.9278	0.7692

         2011 The following table sets forth the rate of exchange for the South African Rand, expressed in U.S. dollars, (i) in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on all days during the relevant period, and (iii) the high and low exchange rates during such periods, as reported by the Bank of Canada.

Table 2 - SA Rand/US dollar exchange rate.

SA Rand/US dollar exchange rate - Years Ended December 31
	2011	2010	2009
Rate at end of period	0.1238	0.1518	0.1355
Average rate for period	0.1386	0.1368	0.1201
High for period	0.1520	0.1518	0.1378
Low for period	0.1169	0.1252	0.0939

– 7 –	Annual Information Form

          The following table sets forth the rate of exchange for the South African Rand, expressed in Canadian dollars, (i) in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on all days during the relevant period, and (iii) the high and low exchange rates during such periods, as reported by the Bank of Canada.

Table 3 - SA Rand/Canadian dollar exchange rate.

Years Ended December 31
	2011	2010	2009
Rate at end of period	0.1259	0.1510	0.1418
Average rate for period	0.1368	0.1409	0.1362
High for period	0.1510	0.1510	0.1502
Low for period	0.1225	0.1333	0.1195

– 8 –	Annual Information Form

GLOSSARY

In this AIF the following terms have the meanings set forth herein:

2011 Burnstone Report

a technical report entitled “Technical Report Update on the Mineral Resource and Mineral Reserve Estimates for the Burnstone Gold Mine, Mpumalanga Province of the Republic of South Africa” dated February 8, 2011, prepared by Frederik J. de Bruin, Pr.Sci.Nat., of Deswik Mining Consultants, Johannes G. Oelofse, Pr. Eng., FSAIMM, Philip N. Bentley, Pr. Sci. Nat. and Daniel van Heerden, Pr. Eng., ECSA, FSAIMM, AMMSA, of Minxcon Consultants, filed on SEDAR on February 8, 2011.

2011 Hollister Report

a technical report entitled “Technical Report on the Update of the Mineral Resource and Mineral Reserve Estimates for the Hollister Gold Mine, Elko County, Nevada, USA” dated February 8, 2011, prepared by Johannes G. Oelofse, FSAIMM, Pr. Eng., Philip N. Bentley, Pr. Sci. Nat. and Daniel van Heerden, Pr. Eng., ECSA, FSAIMM, AMMSA, of Minxcon Consultants, filed on SEDAR on February 8, 2011

Au Eqv	the combined grade of gold, silver and other metals expressed as a gold equivalent.

BEE	Black Economic Empowerment, a reference to South African legislative initiatives designed to help redress past injustices to historically disadvantaged persons.

cmg/t	centimetre grams per tonne (this is a measure of gold content).

DMR	Department of Mineral Resources (Previously the Department of Minerals and Energy) of the RSA.

Epithermal Deposit	a type of deposit formed at low temperature (50-200 degrees C), usually within one kilometer of the earth’s surface, often as structurally controlled veins.

Ga	billion years.

g/t	grams per ton.

HDB	Hollister Development Block, a portion of the Hollister Property in Nevada.

HDSA	Historically disadvantaged South African, a category of person intended to benefit from BEE laws.

HVC	Hecla Ventures Corp. The Company purchased HVC and hence HVC’s 50% earn-in right into the HDB in 2007. Its name has since been changed to Hollister Venture Corp.

I-Drift	an access tunnel which follows along the vein.

IRR	internal rate of return, the discount rate that would have to be applied to the projected future cash flows from an asset to make the net present value of the asset worth zero.

– 9 –	Annual Information Form

JSE	Johannesburg Stock Exchange or JSE Ltd, one of the three stock exchanges on which our common shares are listed.

LOM	life of mine.

Ma	million years.

Mineral Symbols	mineral symbols which may be used herein are:
Au – Gold; Cu – Copper; Pb – Lead; Ag – Silver; Zn – Zinc; Mo – Molybdenum; Sb – Antimony; Se – Selenium; As – Arsenic; Hg – Mercury.

MPRDA	Mineral and Petroleum Resources Development Act, 2002 (RSA).

NI 43-101	National Instrument 43-101, the national securities law instrument in Canada respecting standards of disclosure for mineral projects.

NPV	net present value, the current value of the discounted projected future cash flows from an asset at an assumed % discount rate and a form of proxy value for the asset.

NYSE Amex	New York Stock Exchange Amex (formerly American Stock Exchange), one of the three stock exchanges on which our common shares are listed.

oz/ton	troy ounces per ton.

Paleoplacer or Witwatersrand Gold Deposit

an ancient surficial deposit that was formed by mechanical concentration of heavy mineral particles, such as gold, from weathered debris which has since been covered by younger rocks and is no longer visible on surface. The Witwatersrand Basin in South Africa hosts the most well-known examples of this type of gold deposit.

RSA	Republic of South Africa.

SEC	Securities and Exchange Commission of the United States.

Sulphide	a compound of sulphur with another element, typically a metallic element or compound.

ton (imperial)	2,000 pounds.

tonne or “t” (metric)	1.102 tons.

TSX	Toronto Stock Exchange, one of the three stock exchanges on which our common shares are listed.

ZAR	South African Rand.

– 10 –	Annual Information Form

Resource Category (Classification) Definitions

          The discussion of mineral deposit classifications in this AIF adheres to the mineral resource and mineral reserve definitions and classification criteria published by the Canadian Institute of Mining and Metallurgy in 2005. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely “resources” (economic viability not established) and mineral “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications can be more particularly described as follows:

          A “Mineral Resource” is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

          An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

          An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

          A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

          A “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

– 11 –	Annual Information Form

          A “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. The US Securities and Exchange Commission require permits in hand or imminent to classify mineralized material as reserves.

          A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. The US Securities and Exchange Commission requires permits to be in-hand or imminent to classify mineralized material as (ore) reserves.

ITEM 3      CORPORATE STRUCTURE

Name, Address and Incorporation

          We were incorporated under the name Sentinel Resources Ltd. on March 19, 1986 under the laws of the province of British Columbia, Canada. From that date through 1997 we underwent various mergers and acquisitions and became “Great Basin Gold Ltd.” with our final merger on December 31, 1997. We continue to be governed by the laws of British Columbia, especially the Business Corporations Act (BC), but are also subject to corporate and securities laws in South Africa and securities laws in the United States. The below noted subsidiaries will be subject to the corporate laws of their jurisdiction of incorporation. Our registered office is located at Royal Centre, 1055 West Georgia Street, Suite 1500, Vancouver, British Columbia, Canada V6E 4N7, and our operational head office is located at 138 West Street, Sandton, 2146, South Africa.

Incorporate Relationship

          We operate directly and through our subsidiaries as follows:

Table 4 - Great Basin Gold Ltd Corporate Structure - March, 2012.

Great Basin Gold Ltd Corporate Structure – March, 2012
Name of Subsidiary	Jurisdiction of Incorporation	Ownership Interest
Great Basin Gold Inc.	Nevada, USA	100%
Rodeo Creek Gold Inc.	Nevada, USA	100% (held through Great Basin Gold Inc.)
Antler Peak Gold Inc.	Nevada, USA	100% (held through Great Basin Gold Inc.)
Hollister Venture Corp.	Nevada, USA	100% (held through Rodeo Creek Gold Inc.)
Touchstone Resources Company	Nevada, USA	100% (held through Rodeo Creek Gold Inc.)
N5C Resources Inc.	Cayman Islands	100%
N6C Resources Inc.	Cayman Islands	100% (held through N5C Resources Inc.)
Southgold Exploration (Pty) Ltd	South Africa	100%, (held through N6C Resources Inc.)

– 12 –	Annual Information Form

Great Basin Gold Ltd Corporate Structure – March, 2012
Name of Subsidiary	Jurisdiction of Incorporation	Ownership Interest
Puma Gold (Pty) Ltd	South Africa	100% (held through Southgold Exploration (Pty) Ltd)
Great Basin Gold RSA (Pty) Ltd	South Africa	100% (held through N6C Resources Inc.)
GBG Rusaf Gold Ltd	Canada	100%
Boulder Investments Ltd	Cyprus	100% (held through GBG Rusaf Gold Ltd.)
Kurils Holdings Ltd	British Virgin Islands	100% (held through GBG Rusaf Gold Ltd.)
Franklyn Ltd	British Virgin Islands	100% (held through GBG Rusaf Gold Ltd.)
Goldtone Ltd	British Virgin Islands	100% (held through GBG Rusaf Gold Ltd.)
Graceholm Finance Ltd	British Virgin Islands	100% (held through GBG Rusaf Gold Ltd.)
Shield Resources Ltd	Tanzania	100% (held through Boulder Investments Ltd.)
Kakapo Resources Ltd	Tanzania	100% (held through Shield Resources Ltd)
Kurils Project Holdings Ltd	British Virgin Islands	100% (held through Kurils Holdings Ltd.)
Reef Resources¹ Ltd	Tanzania	100% (held through Franklyn Ltd.)
Premier Resources Ltd	Tanzania	100% (held through Goldtone Ltd.)
Protocol Exploration Ltd	Tanzania	100% (held through Graceholme Finance Ltd.)

Note:	1) Reef Resources Ltd was formerly known as Reef Miners Ltd

– 13 –	Annual Information Form

GBG Group Structure

Figure 1 - The Great Basin Group Structure as at March 29, 2012.

– 14 –	Annual Information Form

ITEM 4      GENERAL DEVELOPMENT OF THE BUSINESS

History

          Great Basin is a mining company engaged in the acquisition, exploration and development of precious metal deposits. The Company currently has two material projects, namely (a) the Hollister gold project, acquired in 1997, and which is located on the Carlin Trend goldfield in Nevada, USA (the “Hollister Property”) and the other one (b) the Burnstone gold mine, acquired in 2002, and which is located in the Witwatersrand Basin goldfields in South Africa (the “Burnstone Property”).

          At the Hollister Gold Project, an underground exploration, development and trial mining program is underway to test various mining techniques on the known gold vein system. As well, bulk ore samples are being extracted to confirm the feasibility analysis data and to test the performance of a local, dedicated ore mill and processing plant, the “Esmeralda Mill”.

          At the Burnstone Mine, the Company has now completed development of an access decline, a vertical haulage shaft, metallurgical plant (“Metallurgical Plant”) and other infrastructure needed for mining and processing of gold bearing ore found in wide horizontal Kimberley Reefs. The first designated mining area at Burnstone is currently being actively mined and additional gold resources are known to exist outside the first mining area.

          Both the Hollister Gold Project and the Burnstone Mine are the subjects of several NI 43-101 technical reports, the latest prepared in February 2011 which are all on file at www.sedar.com. The February 2011 technical reports serve as the basis for much of the available technical information about the projects referred to in this AIF. Both these reports are still considered by the Company to be materially correct, however, some of the information from these reports is updated herein based on subsequent experience or events and for which updates the named qualified persons have assumed responsibility.

          The Company plans to conduct some further early stage exploration on a number of other prospects in Africa and Nevada. The Company does not consider these prospects or the exploration plans for them to be material at this time and they have not been the subject of any NI 43-101 technical reports.

Significant Acquisitions

          The Company did not acquire or dispose of any material properties during 2011.

ITEM 5      DESCRIPTION OF BUSINESS

General

          We are engaged in the business of gold mining and acquiring ownership of or interests in, exploring and, where warranted, developing precious metals deposits. For the past five years we have focused on two primary projects: (a) the Hollister Property on the Carlin Trend in Nevada, USA, where feasibility work was completed in 2007 and updated technical reports in 2009 and 2011 on a portion of the property called the Hollister Development Block (“HDB”), and where an underground exploration, trial mining and development program is underway, and (b) the Burnstone Property in the Witwatersrand Basin goldfields in South Africa, for which an initial area feasibility study was completed in 2006, followed by an optimized feasibility study in 2007,and updated in 2009 and 2011.

– 15 –	Annual Information Form

A New Order Mining Right under the MPRDA was granted for the Burnstone mine in October 2008, which allows the Company to mine gold, silver, and aggregate. The Company has now completed development of an access decline, a vertical haulage shaft, Metallurgical Plant and other infrastructure needed for mining and processing of gold bearing ore found in wide horizontal Kimberley Reefs with commercial mining activities commencing in February 2011.

          In addition to our two primary projects, we hold interests in early stage mineral prospects known as the Tsetsera Property in Mozambique and properties in Tanzania. The Company has disposed of its non-material property on Iturup (part of the Kurils Islands in the Russian Federation).

Burnstone Property, South Africa

          Unless stated otherwise, information of a technical or scientific nature related to the Burnstone Property contained in this AIF is summarized or extracted from a technical report entitled “Technical Report Update on the Mineral Resource and Mineral Reserve Estimates for the Burnstone Gold Mine, Mpumalanga Province of the Republic of South Africa” dated February 8, 2011, prepared by Frederik J. de Bruin, Pr.Sci.Nat., of Deswik Mining Consultants, Johannes G. Oelofse, Pr. Eng., FSAIMM, Philip N. Bentley, Pr. Sci. Nat. and Daniel van Heerden, Pr. Eng., ECSA, FSAIMM, AMMSA, of Minxcon Consultants, filed on SEDAR on February 8, 2011. Mr. Oelofse has since resigned from the Company while Mr. Bentley remains an employee of Great Basin and Messrs. van Heerden and de Bruin are independent of the Company.

All information relating to the contents of the 2011 Burnstone Report, including, but not limited to statements of the Burnstone Property’s potential and information such as capital and operating costs, production summary, and financial analysis are forward looking statements. The 2011 Burnstone Report was prepared to support the August 2010 Burnstone mineral resource estimate.

          The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the ultimate feasibility of the Burnstone Property. The mineralized material at the Burnstone Property is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian and US mining disclosure standards as a proven and probable reserve. The Company advises investors that while the terms “measured and indicated resources” are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. Investors are cautioned not to assume that all of mineral deposits in the measured and indicated categories will ever be converted into reserves. The references to “proven reserves” and “probable reserves”, in this AIF have been determined in accordance with Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), which differ from the SEC’s standards for reserve classification (also see “Cautionary Note to United States Investors” above and “Risk Factors” below). Costs, including design, procurement, construction and ongoing operating costs and metal recoveries could be materially different from those contained in the 2011 Burnstone Report. Energy risks include the potential for significant increases in the cost of fuel and electricity. The 2011 Burnstone Report assumes specified, long-term price levels for gold. The price of this metal is historically volatile, and the Company has no control of or influence on its price which is determined in international markets. There can be no assurance that the price of gold will continue at current levels or that it will not decline below the prices assumed in the 2011 Burnstone Report. Prices for gold have been below the price ranges assumed in the 2011 Burnstone Report at times during the past ten years, and for extended periods of time. Other general risks include those ordinary to producing mines, including the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. South African mining tenure laws require that significant economic ownership in Burnstone be held by historically disadvantaged South Africans (HDSAs) and for which ownership rights the Company may not be significantly compensated. The Company has an agreement with Tranter Gold (Pty) Ltd (“Tranter”) a which represents the required interest by HDSA. This agreement is described in more detail under Item 21 below. The economics of the Burnstone Property are sensitive to the US Dollar and South African Rand exchange rate and this rate has been subject to large fluctuations in the last several years.

– 16 –	Annual Information Form

Burnstone Property Description and Location

          The Burnstone Property is located approximately 80 kilometre southeast of Johannesburg, near the town of Balfour in the Mpumalanga Province of South Africa. (See Figure 2: Location of Burnstone Property).

          Geologically it is situated in the South Rand Basin of the Witwatersrand Basin., and comprises mineral rights covering approximately 35,000 hectares situated on portions of 32 mineral titles known in RSA as “farms”. Continuing advanced exploration and pre-development work has been underway at the Burnstone Property since 2007. The Burnstone Property has progressed from an advanced stage exploration property through to the feasibility study level, and commenced commercial production in February 2011.

Gold occurs within the Kimberley Reef, a gold-bearing conglomerate unit that is one of four main gold-bearing horizons in the Witwatersrand Basin. Prior to November 2004, the mineral resources on the Burnstone Property were partitioned into four areas depending on the amount of drilling and status of geological interpretation. Mineral resources, selected using the same criteria applied previously, are now known to occur within most of the previous Areas 1, 2, 3, and 4 which are combined as the “Resource Area” (See Figure 2: Location of Burnstone Property below). Gold mineralization in the Resource Area is distributed in Kimberley Reef conglomerate beds over an area of approximately 18 kilometre long by 6 kilometre wide. The average reef thickness of the conglomerate horizon in the measured and indicated resource categories portion of the 2011 resource estimate which constitute informing mining blocks for the mine plan averages 73 cm in thickness. In addition to the Resource Area, gold-bearing Kimberley conglomerate has been intersected by exploratory drill holes in areas outside of the Resource Area on the Burnstone Property.

– 17 –	Annual Information Form

Figure 2 - Location of Burnstone Property.

Source: Great Basin

          The Burnstone Property titles included in the Mining Right are 100% held through a subsidiary and are held royalty-free except for an estimated 4% royalty on refined gold payable to the government of SA as provided for in the Mineral and Petroleum Resources Royalty Act (the “Royalty Act”). The Royalty Act came into force on March 1, 2010 and provides for the payment of a royalty on gross sales of gold on a bi-annual basis. The royalty percentage is calculated on a prescribed formula being applied to earnings before interest and tax of the Burnstone project. Great Basin has secured, by way of purchase agreements, the required surface rights for the mine plan at the Burnstone Property. Refer to Item 12 for a description on a pending dispute with Goldfields Ltd on a historical 2% net smelter royalty over a portion of the Burnstone Property.

          In 2007 Great Basin completed a series of transactions in order to achieve compliance with South Africa’s post-apartheid legislation designed to facilitate participation HDSAs in the mining industry. This legislation is reflected in the South African Mining Charter and required Great Basin to achieve a target of 26% ownership by HDSA in the Company’s South African projects by 2014. In order to comply with these regulations, Tranter Burnstone (Pty) Ltd (“Tranter”), an HDSA company, acquired 19,938,650 Great Basin treasury common shares for $38 million (ZAR260 million) which, because it involved indirect economic participation in both the Hollister and Burnstone projects, was deemed equivalent to a 26% interest in Burnstone. Tranter borrowed ZAR200 million ($27 million) from Investec Bank Ltd (“Investec”), a South African bank, to partly fund the purchase the shares and Great Basin gave a loan guarantee in favour of Tranter limited to ZAR140 ($19 million) million. The current status as well as the financial implications of this transaction is described in Item 21 below.

– 18 –	Annual Information Form

          By concluding this transaction with Tranter, Great Basin complied with the Black Economic Empowerment provisions of the Mining Charter and the MPRDA and was able to submit its application for a Mining Right in the name of Southgold over the Burnstone Property to the DMR in September 2007. During October 28, 2008 the DMR granted a Mining Right to Southgold to mine gold, silver and aggregate at the Burnstone Property. The Mining Right was notarially executed by the DMR and the Company, effective February 17, 2009 for a period of 18 years and the Environmental Management Program for Area 1 was approved on the same date.

          In addition, the mandatory Environmental Impact Assessment (“EIA”) for Area 2 has been completed and submitted to the authorities for approval, which is pending.

          The majority of the Burnstone Property area is currently under active agricultural farming and grazing and as such has no known existing material environmental liabilities that could impact the project.

          The government of RSA has jurisdiction over activities, communities, habitat users and other interests that may be affected by mining. In particular, the DMR has jurisdiction over mineral rights within the Burnstone Property is located.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

          The Burnstone Property is accessed from the main Johannesburg to Durban highway via the Heidelberg South highway at the Balfour exit. The town of Balfour is located approximately 18 kilometre east of the Durban highway. From the municipality of Balfour the Burnstone Property is accessible via a network of unpaved roads, approximately 6.5 kilometre east of the town of Balfour. The adjacent town of Balfour and the surrounding Dipaleseng municipality have a population of about 37,000 people and an employable population of about 14,000, however the majority of the district population have low skill levels.

          The Burnstone Property is situated in a physiographic region known as the South African Highveld, lying at an altitude of 5,480 feet (1,670 meters ). Topographic relief in the area is primarily gently rolling grassland terrain. The area has a mild climate, with about six weeks of chill and frost in mid-winter (July- August). Due to the relatively high altitude the winter nights can be cool. The rainy season occurs during the summer and drought conditions usually prevail in winter. Summer rainstorms can be intense and can be accompanied by substantial lightning and hailstorms. The Balfour area has been intensively farmed for corn and hay for nearly 100 years, consequently there is very little indigenous vegetation remaining in the area of the property.

The Burnstone Property is crossed by national power utility, ESKOM, grid power lines, two gas pipelines and by two rail lines, one being the main Johannesburg to Durban trunk line. There are three rail sidings on the Burnstone Property. The Balfour municipal water supply from the Haarhoff dam has excess pipeline capacity, sufficient to service the mine and mills potable water needs and the initial construction needs. Future potable water requirements will be satisfied from groundwater purified through a reverse osmosis plant.

          Raw water for the long term operation of the mine/mill can be obtained from the Vaal River Eastern Sub-System Augmentation Pipeline project which was commissioned during 2008. Currently, indications exist that sufficient make-up water could be available from underground sources. The decision to establish the raw water supply infrastructure was therefore put on hold in the medium term, although the Company is in the process of acquiring the necessary approvals from the authorities to construct and take water from the pipeline

– 19 –	Annual Information Form

          The nearest airport is the O.R. Tambo (Johannesburg) International Airport located west of Johannesburg and some 70 kilometre northwest of the Burnstone Property.

History

          Gold was first discovered in the South Rand area in 1887, leading to the establishment of a number of small mines and prospects that operated, intermittently, from 1892 to 1962. The Heidelberg-Roodepoort Mine was the largest single historical producer in the area. The Kimberley Reef was well developed in the Heidelberg-Roodepoort Mine, and gold mineralization was consistent making extraction viable over the full mine lease area. Operations were eventually terminated in 1942 when mining encountered a fault at a depth of 300 m that vertically displaced the Reef. The displaced portion was later mined from the Kildare Gold Mine property.

          Exploration drilling in the Burnstone Property area was conducted intermittently during the period 1974 to 1993; initially by Union Corporation Ltd., and later by Gencor. Anglovaal Ltd (presently known as Avgold Ltd) also drilled a number of holes during this period. Southgold Exploration (Pty) Ltd (“Southgold”), a privately owned resource company drilled three boreholes, during the late 1990s and early 2000, and drilled an additional 15 boreholes from May to July 2002. Southgold then commissioned Global Geo Services to geologically model the deposit and estimate a resource contained in an area that approximates what was previouslycalled Area 1 gold deposit on the Burnstone Property.

          In November 2002, Great Basin entered into an option agreement with Southgold, to purchase up to 100% of Southgold on a phased basis. Southgold hence became a wholly owned subsidiary of Great Basin. At the time the Company signed the option agreement with Southgold, the Burnstone Property encompassed 26,470 hectares. Since then, Southgold and Great Basin have actively secured additional land holdings in the area, and have divested their interest in lands of little geological merit. As a result, the Burnstone Property now encompasses approximately 35,000 hectares.

          In addition, mineral rights to 4% of the measured and indicated mineral resources on the Burnstone Property were previously held by Puma Gold Ltd (“Puma”), however, in July 2008 the Company acquired the entire shareholding of Puma for US$6 million, thereby securing the entire resource.

Geology

          The Witwatersrand Basin is underlain by an Archaean (>3.1 Ga) granite-greenstone basement and rocks of the 3,086 – 3,074 Ma Dominion Group, and is unconformably overlain by the Ventersdorp (2.7 Ga), Transvaal (2.6 Ga) and Karoo (280 Ma) Supergroups. Prior to 1990, it was widely believed that the Archean granites represented the floor upon which the sediments had been deposited. However, recent U-Pb isotope dates of granites adjacent to the Basin indicate that several intrusions were emplaced between 3,074 and 2,714 Ma and that each event might have predated sedimentation in the basin.

          The Witwatersrand deposits probably represent gold concentrations, called placer deposits (or “reefs”, in local mining terminology), hosted within coarse-grained sediments (conglomerates) deposited in braided stream channels on broad river plains. Economic gold concentrations commonly extend for several kilometers down the dip, and for up to 50 kilometers (30 miles) along strike of the sedimentary rock units. Gold occurs as detrital grains in nugget-like shapes and secondary (re-crystallized) grains, ranging in size between 0.005 and 0.5 mm diameter.

– 20 –	Annual Information Form

          The Witwatersrand Basin has been affected by several structural events. Many studies now differentiate between deformation that was taking place during deposition of the Witwatersrand sediments and subsequent deformation. Deformation that occurred during the deposition of the sediments played a key role in the distribution and thickness of the host rocks as well as the occurrence of the gold-bearing reefs. Later faulting and buckling of the sequence determined which parts of the basin remained buried, and the depths to mineable horizons.

          The South Rand area is located in the north eastern part of the Witwatersrand Basin. In the South Rand, the Witwatersrand sequence is thinner than in other parts of the Basin. The West Rand Group, comprising about 4,920 feet (1,500 metre) of alternating quartz arenite and shale units, unconformably overlies the Archaean granite-greenstone basement rocks. The overlying Central Rand Group strata are approximately 2,950 feet (900 meters) thick and include the Kimberley Reef horizon, which is the main gold-bearing unit on the Burnstone Property. The Johannesburg Subgroup, including the Bird amygdaloidal lava and the Kimberley shale, is about 985 feet (300 meters) thick. The Turffontein Subgroup is approximately 1,970 feet (600 meters) thick and is made up of a sequence of quartz arenites and conglomerates that correlate with the Elsburg Formation.

          An 18 kilometre (11-mile) long northwest-southeast gold trend has been outlined on the Burnstone Property that appears to be associated with a large, ancient, braided channel system extending over the property. Drilling has also shown that two northwest-southeast trending sub-parallel faults, spaced 4 kilometre (6 miles) apart, have uplifted the central portion of the gold corridor. As a result, a substantial portion of the gold-bearing horizon along the main deposit trend lies between 820 and 2,640 feet (250 and 750 meters) in depth, which is relatively shallow for Witwatersrand gold deposits. The average thickness of the reef in the current mine plan is 73 cm.

Exploration and Mineralization

          The Company has carried out a series of drilling programs on the Burnstone Property since January 2003, as summarized in Table 5 below. Early drilling was designed, firstly, to test and better define the deposit in preparation for engineering studies within Area 1 and, secondly, to extend exploration into the surrounding areas (Areas 2, 3 and 4) with the purpose to identify and delineate potential economically viable areas.

Table 5 - Drilling Conducted by Great Basin – Burnstone Property.

Period	Target Area	Comments
January 2003 to November 2004	Areas 1, 2, 3, and 4	Basis of initial Mineral Resource Estimate, January 2005.
March 2005 to August 2006	Focused on exploring the other potential areas within the greater option area. These areas include the farms Roodepoort 598IR, Rietfontein 561IR and Rietbult Estates 505IR where the Kimberley Reef outcrops and some historic mining were undertaken.	Work included surface mapping, drilling some shallow (vertical and incline) core holes, trenching, surface and underground sampling and auger sampling over tailings dump areas and looked at the Kimberley Reef, and Bird Reef as well as the Scattered Reef zone on Roodepoort 598IR.
August 2006 to January 2007	Areas 1 and 2	Basis of Mineral Resource Estimate, January 2007.
February 2007 to January 2008	Areas 1, 2 and 4.	Basis of Mineral Resource Estimate, January 2008.

– 21 –	Annual Information Form

Period	Target Area	Comments
January to December 2008	Areas 1, 3 and 4.	Mineral Resources in Review.
January to March 2009	Areas 1, 3 and 4	Basis of Mineral Resource Estimate September 2009
March 2009 to June 2010	Area 1 and 2	Basis of Mineral Resource Estimate June 2010
June 2010 to December 2011	Area 1 and 2	Basis of Mineral Resource Estimate October 2011

          The mineral resources of the Burnstone deposit have previously been grouped into four areas depending on the amount of drilling and status of geological interpretation. Updated mineral resource estimates, selected using the same criteria applied previously, now occur within most of the previous Areas 1, 2, 3, and 4 and are now combined and referred to as the Resource Area. Gold mineralization in the Resource Area is distributed in conglomerate beds known as the Kimberley Reef over an area of approximately 18 kilometre long by 6 kilometre wide. The average reef thickness of the conglomerate horizon in the measured and indicated resource categories portion of the 2011 resource estimate which constitute informing mining blocks for the mine plan averages 73 cm in thickness. In addition to the Resource Area, gold-bearing Kimberley conglomerate has been intersected by exploratory drill holes in areas outside of the Resource Area on the Burnstone Property, encompassing an even greater area.

Sampling and Analysis

          At the Balfour logging facilities, drill core was photographed, geologically logged and selectively sampled. These facilities have since been relocated to the Burnstone Property. All sampling is undertaken by a sampling team under the supervision of a Chief Sampler and a responsible Geologist who have established a detailed protocol to ensure sampling of the primary target Kimberley Reef rock cores was correctly undertaken and that pertinent sampling information was recorded for resource analysis studies. All core is photographed with beginning, ending and intermediate intervals clearly marked on each box. Core is photographed prior to sampling or any other procedure that may disturb the initial orientation of the core as it was originally placed in the storage box or container.

          Core recovery has generally been very good, averaging 99.7% for the sampled intervals. In addition to this, specific gravity measurements are taken prior to sampling marked intervals in the Kimberley Reef and surrounding wall rocks. The core is logged in appropriate detail including identification of lithology, structure, alteration, mineralization and other notable characteristics. Percentages of core recovery of Rock Quality Descriptor (“RQD”) are included in the log.

          The whole width of the Kimberley Reef is sampled with a 2 cm bounding sample on both the hanging wall and footwall contact. When internal quartzite is present within the Kimberley Reef package, the reef is sampled according to lithological boundaries, provided that internal quartzite is larger than 10 cm. if the internal quartzite portion is less than 10 cm it is included in the reef sample.

          Core samples are split on the centre line lengthwise using a diamond-tipped rock saw blade. The top half of the core is used for sampling and the bottom half is returned to the core box and stored in the core shed.

           The Burnstone Mine has designated a laboratory that is to be used as its “primary” analytical laboratory. All initial analysis is performed by the primary laboratory and check sample analysis of randomly selected samples is completed by a “secondary” laboratory (Umpire Lab). Other laboratories may be used to further validate results when necessary. In the past, Lakefield and ALS Chemex laboratories have conducted “primary” assays. With the development of the Burnstone mining operation, an on-site analytical facility has been capitalised, and is managed by Performance Laboratories. Most on-mine analyses are conducted here, and round robin checks are also undertaken for quality assurance and compliance purposes. Evaluation channel samples are assayed at ALS Chemex, Modderfontein, Johannesburg.

– 22 –	Annual Information Form

Mineral Resource Estimates

          The Burnstone Mineral Resources have been revised in-line with the Mineral Reserve estimate update as discussed below. The Mineral Resources estimate was completed in June, 2011 and announced in a press release on October 13, 2011. At a 300 cmg/t cut-off, the current update reflects a slight increase in tonnage (3%) and a slight drop in grade (-6%) when compared to the August 2010 estimate

          The Burnstone Mine has progressed from a development project to the gold production stage, and is now in a build-up phase with steady state production expected by 2014. The updated mineral resources, which include the mine’s mineral reserves, have been depleted by production to June 30, 2011 and are stated as of that date.

          The mineral resource classification method applied in this update is in line with that utilized in the August 2010 estimate, with a minimum of six informing samples used for estimates in the Measured category, a minimum of three informing samples used for Indicated, and two informing samples used for Inferred. The total number of informing Kimberley Reef intersections utilized for the estimate is 2050, a substantial increase from the 610 intersections used in the 2010 estimate. For the 2011 estimate, these include 514 from surface boreholes (339 in 2010), 42 from underground boreholes (35 in 2010), and 1494 from underground channel composite samples (362 in 2010). In addition, a total of 819 historic deflections from surface boreholes have been used, where appropriate, for assay and sedimentological confirmation. Geozones developed from deposit modeling in the area of interest were updated as part of the basis for the estimation, but remain very similar to those used in the August 2010 resource update. These zones are delineated by a combination of variable geological parameters such as channel width, gold grade (g/t) and gold accumulation (cmg/t), footwall lithology, and sedimentary facies.

          Variography, generated from the current geostatistical analyses for the estimates, is in line with previous observations. The continued underground exposure of Kimberley Reef from mine development is providing a basis for detailed evaluation data (channel samples) and structural mapping. All told, the results continue to demonstrate higher confidence in the estimated total Measured and Indicated resources.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The AIF uses the term “measured resources” and “indicated resources”. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

– 23 –	Annual Information Form

Table 6 - Measured and Indicated Resources – October 2011.

Classification	Content cmg/t cut off	M’tonnes	Au g/t	Au oz
Measured	300	38.8	5.34	6.664,900
	350	34.8	5.52	6,166,600
Indicated	300	28.1	6.59	5,947,780
	350	25.8	6.83	5,654,100
Total Measured and Indicated	300	66.9	5.87	12,612,600
	350	60.5	6.07	11,820,700

Source: Great Basin

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The AIF uses the term “inferred resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Table 7 - Summary of the Inferred Resources – October 2011.

Classification	Content cmg/t cut off	M’tonnes	Au g/t	Au oz
Inferred	300	72.8	4.30	10,061,900
	350	61.0	4.60	11,820,700

Notes to Table 6 and Table 7:

1)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

2)	Metallurgical recoveries are not applied to resource values.

3)

Mineral resources at an economical cut-off grade lower than the Mineral reserves disclosed below is included in Table 6 and Table 7 above as the Company expects the increase in the estimated long term gold prices to allow for a reduction in the economical cut-off grade used in determining Mineral resources.

Source: Great Basin

– 24 –	Annual Information Form

Mineral Reserves

            The Mineral Reserves have not been updated following the October 2011 Mineral Resource update. The Mineral Reserves presented and discussed in this AIF is supported by the 2011 Burnstone Report.

            At a cut-off gold content of 350 centimeter-grams per tonne (cmg/t) the combined Proven and Probable Mineral reserves of the Burnstone Mine are 6.4 million Au oz grading 4.47 g/t (0.13 oz/ton) Au after application of a 95% Call Factor for mining and a 95% metallurgical recovery. Currently, 53% of the measured and indicated mineral resources have been converted into Proven and Probable Reserves. (No adjustment has been made for 2011 production of 23,361 Au ounces as being immaterial).

           The opening up of Kimberley Reef exposures with the underground mine development has provided a major increase in evaluation data, namely through channel sampling and mapping. The previous phases of surface drilling leading up to the feasibility study and subsequent mine development, because of their vertical orientation, missed intersecting certain post-mineral (i.e. after formation of the Kimberley Reef) structures. Certain undetected structures, including an 80m throw graben structure in the B2 mine block area (see above), have seriously disrupted the mine development momentum. Preliminary investigations have been initiated into an appropriate geophysical survey investigation to assist detection and modelling of structural features including a 3D seismic survey, Downhole Radar and deep penetration ground IP methods. These geophysical methods may provide more timely and ongoing cost effective “mapping tools” so as to further mitigate structural discordances of the Kimberley Reef.

Cautionary Note to Investors Concerning Reserve Calculations

           The following table refers to “proven reserves” and “probable reserves”, which have been determined in accordance with Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), which differ from the SEC’s standards for reserve classification.

Table 8 - Summary of the Burnstone Property Diluted Reserve Estimate at a 350 cm g/t Gold Content Cut-off.

Category	Tonnes Treated	Recovered Grade (g/t)	Recovered Au content (oz)
Proven	29,784,000	4.11	3,933,000
Probable	14,436,000	5.23	2,427,000
Proven and Probable Reserve	44,220,000	4.47	6,360,000

Note:
The gold ounces reported above are as stated by the Company. They were calculated by the Company by applying a gold price of US$ 1,000 per Troy ounce. Dilution factors including LHS panels where the channel width is < 60 cm and Metallurgical Recovery factors of 95% for Au were applied. Source 2011 Burnstone Report (figures as of January, 2011).

– 25 –	Annual Information Form

Underground and Surface drilling

           No surface exploration drilling has been undertaken at the Burnstone Property since 2009. During early 2011 a graben fault displacing the B2 mining block was detected. An umbrella infill drilling programme consisting of 100 meter spacing between informing points (Kimberly Reef intersections) was launched to determine the exact location of the B2 block and to mitigate any risk of finding a similar structure in the medium term mine plan. Approximately 19,000 meters of umbrella type infill drilling was completed by December 2011 in the 24 month mining area which confirmed the location of the B2 block and indicated no other major faults. This drilling will continue to ensure that any potential displacement is identified in a timely manner to allow for incorporation into the mine plan. Due to the vertical nature of earlier phases of surface drilling on the Burnstone Property, the displacement of the B2 mining block was not previously identified. The infill drilling has provided comfort on the locality of geological structures to be expected in the near term mining plan, but also indicated that there was no significant loss of mineral resources due to the faulting.

Mine Development

           The initial mine capital expenditure program has been completed and the mine commenced with production build-up in February 2011. Major capital projects that include the vertical shaft, Metallurgical Plant, decline, ventilation shaft and required surface and underground infrastructure were commissioned by January 2011. The components of the mine required to enter commercial production have thus been completed and commissioned and therefore concludes the development phase of the project. Further development costs are being capitalized as per the Company’s accounting policy.

           Planned mine development rates were negatively influenced by the interruptions caused by the lack of permanent power supply, excessive water that had to be handled through temporary de-watering infrastructure and labour costs were higher due to a decision to recruit and train labour from the local community. The slower rate of mine development had a negative impact on the previously projected development costs.

US$530 million of the initial project capital expenditure was completed by December 31, 2011

Production Results

Table 9 - Production results for the 11 months ended December 31, 2011.

11 months ended December 31 2011
Ore development (meters)	8,402
Waste development (meters)	6,441
Total development (meters)	14,843
Stoping (square meters)	22,943
Ore tonnes to surface – development	499,309
Ore tonnes to surface – stoping	80,472
Ore tonnes to surface – total	579,781
Contained Au oz extracted - development	13,845
Contained Au oz extracted - stoping	7,609
Contained Au oz extracted - total	21,454

– 26 –	Annual Information Form

11 months ended December 31 2011
Contained average grade Au eqv oz/tonne (g/t)– development	0.03 (0.89 g/t)
Contained average grade Au eqv oz/tonne (g/t) – stoping	0.09 (3.04 g/t)
Contained average grade Au eqv oz/tonne (g/t) – total	0.04 (1.19 g/t)
Tonnes milled	775,524
Recovered Au oz	23,361
Recovery % Au	88%
Au oz sold	21,989

           66% additional waste development had to be undertaken during the six months ended June 30, 2011 due to the Graben fault encountered in the planned mining area. The additional waste development during the first six months of 2011 had a negative impact on ore development, with only 35% of the planned ore development achievable. 67% of the planned ore development for H2 2011 was completed with the available ore development ends now averaging over 38, up from 2 in June 2011. The ore to waste development ratio improved during 2011 with ore development increasing to 73% of total development by December 31, 2011. The targeted ratio being 85% ore and 15% waste development at steady state production.

           Due to the temporary water handling system being unable to handle the volumes of water generated from increasing mining activities, underground flooding experienced in the latter part of 2011 and early 2012 had an impact on the advancement of development. This issue has now been resolved following the upgrading of the temporary water handling system. Additional pumps and back-up pump columns are providing additional capacity to not only recirculate the water, but also to transport service water to all working ends, which will improve rates of development and stoping. The Company expects the mine to meet its first development milestone of 1,500 ore development meters per month in the second quarter of 2012. To achieve these rates, the mine will need a minimum of 38 ore development ends and each development end must advance on average by approximately 40 meters a month. By the end of March 2012, ore development rates in excess of 38 meters per end per month were being achieved and 38 ore development ends were available following the dewatering of all of the ends by March 30.

           The continuing development of stoping blocks will open up additional development ends and allow ore development to increase to an average of 2,500 meters per month from approximately 63 reef development ends by the fourth quarter of 2012. This additional development will provide mining flexibility with an estimated eight months of mineable reserves being available by the end of 2012 which will further enhance the production build up during 2013 and 2014 to steady state production. The Company is also focusing on infrastructure improvements to improve capacity and productivity of ore handling underground which includes an automated ore loading system (completed), ore conveyer systems from the C mining block, a decline ramp down to the shaft bottom to allow for effective spillage clean-up and the completion of the first of three permanent clear water dams, inclusive of tailings settling dams by July 2012.

           Further optimization of the Long Hole Stoping mining method continued during 2011 with a revised stope lay-out design, the Up-Dip Strike Pillar being implemented. This design increases the square meters available for stoping for each meter of ore developed by 88% from nine to over 17 square meters compared with the initial L-Pillar design. The ore development meters to open up the required 30,000 stope square meters per month will reduce from 2,307 meters to 1,764 meters at full production as a result of the revised stope lay-out. This reduction in ore development meters will allow the Company to expedite building up its ore reserves with flexibility in mining areas improving substantially. The concentration of mining will also have a positive effect on the Company’s trackless mining equipment, labour and ventilation requirements. There will be a steady build-up over the next 18 months towards the target of having a one year ore reserves developed.

– 27 –	Annual Information Form

           The revised up-dip strike pillar layout also allows for improved cleaning and can be adjusted in size depending on the available ground. Strike drives can be developed at any spacing, (e.g. at 50 meters if a stope block is required sooner or if a fault is intersected). The stope block will then only be 30x50 meters. Cleaning with water jets is also improved with the cleaning gulley that will cut through the support pillar and will allow the operator to remove ore at a down dip angle. The 20 meter holes that will be drilled at an up-dip angle which will resolve challenges with de-sledging the holes drilled at a down-dip angle and thus becoming self-cleaning.

           The shortfall in ore development not only impacted on the mined ounces, but also on the availability of stopes. A key ratio is the extracted Au ounces from ore development and stoping (development/stoping ratio). This ratio impacts on the head grade of tonnes delivered to the mill which in turn impacts on the recovered and sold ounces. 36% of contained Au ounces delivered to the mill were derived from stoping during 2011 compared to a targeted development/stoping ratio at steady state production of 65% of contained ounces from stoping. Ore development remains the key to delivering the planned production build-up and will therefore be the priority focus for 2012.

           In order to alleviate congestion and to prepare for the planned increase in blasted ore tonnes as the development rates increase, removing blasted material from underground received preference in February 2012. Drilling of stopes, however, continued during this period which will allow for an increased rate of production build up in March 2012. Over 12,000 m2 (up from 7,200 m2 in December 2011) of prepared stopes were available at the end of February 2012 for mining. In addition just over 6,000 m2 are partially developed. Achieving a minimum of 1,500 meters of ore development per month by July 2012 will allow for an average of 22,000 m2 of stoping and a production rate in excess of 10,000 ounces per month.

           The Burnstone Metallurgical Plant is performing in line with expectations with 775,524 tonnes processed during 2011, an average of 65,000 tonnes per month. Mill feed is controlled to account for the lower than planned ore from development and stopes with the mill capacity being in excess of 145,000 tonnes per month. The low ore head grade delivered to the mill impact on the recoveries which is expected to improve to the targeted industry average of 95% as the grade increases in line with the average mineral reserve grade for the Burnstone Mine.

Financial analysis

           The Company believes the economic, financial and sensitivity analysis of the Burnstone Mine reserves contained in the February 2011 Burnstone report set out in Table 10 to 12 below remain valid. While the Company experienced much lower production rates and higher costs in 2011 as further discussed below, these were attributable to specific events such as the unexpected faulting and other typical mine start-up challenges. The Company notes that the metal prices assumed in the February 2011 Burnstone Report are much lower than current prices and near term forecasts of for gold and silver prices. The Company may update the economic analysis once the mine has advanced its production build-up to approximate run-rate levels approaching anticipated normal operations. This will allow for more accurate assessment and evaluation of the LOM costs to be expected once steady state production of 220,000 – 250,000 Au ounces per annum is achieved. Current operating parameters are not representative of those expected of steady-state production.

           The tables below provide a summary of the key parameters and results of the February 2011 financial analyses conducted on the Burnstone Property. The proven and probable reserves that form the basis of the financial analysis have been determined in accordance with Canadian regulations under NI 43-101, which differ from the SEC’s standards for such classification. See cautionary notes to United States Investors above.

– 28 –	Annual Information Form

Table 10 - Economic Analysis Assumptions – Burnstone.

Assumptions	2011 estimates
Au Price	US$1,000/oz
US$/ZAR exchange rate	1 US$ = ZAR9
Proven and Probable reserves used for the financial model	44 million tonnes @ 4.47 g/t
6.4 million oz of Au
Percentage of measured and indicated resources used in financial model	53%
Gold recovery	95%

Source: 2011 Burnstone Report

Table 11 - Financial Analysis – Burnstone (After Tax).

2011 Estimates
Cash Operating Costs	US$450/oz
IRR	40.29%
* NPV (5%)	US$1,530 M
* NPV (10%)	US$1,090 M
Payback	3 years
Mine life	26 years

Source: 2011 Burnstone Report

Sensitivity Analysis

           A sensitivity analysis was conducted to understand the impact on NPV by varying the Gold Price from US$800 to US$1,400 as well as the US$/ZAR exchange rate from US$1 = ZAR7 – ZAR10. A summary of the analysis is tabled below.

Table 12 - Sensitivity Analysis using different Au prices –Burnstone.

Au price
USD/ZAR exchange rate	$800	$1,000	$1,200	$1,400
	US$m	US$m	US$m	US$m
US$1 = ZAR7	631	1,167	1,706	2,243
US$1 = ZAR8	835	1,372	1,909	2,446
US$1 = ZAR9	993	1,530	2,067	2,605
US$1 = ZAR10	1,119	1,657	2,194	2,731

Source: 2011 Burnstone Report

– 29 –	Annual Information Form

Table 13 - Cash Cost Sensitivity Analysis Using Different Exchange Rates - Burnstone.

USD/ZAR exchange rate
	US$1 = ZAR7	US$1 = ZAR8	US$1 = ZAR9	US$1 = ZAR10
Cash costs per ton	82	72	65	59
Cash costs per ounce	568	501	450	408

Source: 2011 Burnstone Report

Cash Cost

          In particular, the Company does not believe that the 2011 cash costs per ounce of US$1,801 represented a valid guide for longer term expectations for several reasons. Firstly the 2011 costs were calculated on a very small amount of gold produced (23,361 ounces) whereas LOM expectations are for 220,000 – 250,000 Au ounces to be produced on average per year. The LOM cash costs are also calculated on a US$/ZAR exchange rate of ZAR9 (US$1:ZAR9) compared to the average US$/ZAR exchange rate of US$1:ZAR7.31 for 2011. The average grade of material delivered to the mill for processing during 2011 was 1.19 g/t compared to the LOM average as per the mineral reserve statement of 4.47 g/t in the February 2011 Burnstone Report. The reason for the relative low grade of material mined during 2011 is due to the high ratio of development to stoping material delivered to the Metallurgical Plant. A more accurate measurement of costs during the production build-up phase is on a per tonne basis. Applying a US$/ZAR exchange rate of ZAR7.31 to the February 2011 Burnstone Report as well as the actual costs incurred during 2011 results in a US$70 per tonne achieved for 2011 compared to US$72 per the February 2011 Burnstone Report. The additional waste development completed during 2011 did however impact positively on cash costs due to the increased percentage of support costs being absorbed by this activity. Based on the actual results for 2011, once LOM production efficiencies are achieved, the Company believes that a cash cost of US$72 per tonne remains achievable.

          Cash costs includes direct and indirect development and stoping costs, engineering, environmental, safety, Metallurgical Plant and site services, geology, general and administration, skills development levies, insurance, royalties, milling costs and contingencies in each section.

Capital Costs

          Capital costs of US$130 million were incurred during 2011, which were higher than the estimate of US$105 million for a number of reasons. The additional development required to access the planned mining areas (resulting from the graben fault) contributed to the increase in expected capital as well as the final costs incurred on commissioning and close out of the major capital projects. The additional development required also necessitated an increase of the mining equipment to ensure the right suite of equipment is available.

– 30 –	Annual Information Form

          Planned mine development rates were negatively influenced by the interruptions caused by the lack of permanent power supply, excessive water that had to be handled through temporary de-watering infrastructure and labour costs were higher due to a decision to recruit and train labour from the local community. The slower rate of mine development had a negative impact on the previously projected development costs.

          The Company’s estimates of capital to be spent in 2012 and 2013 are presented in Table 14 below.

Table 14 - Burnstone Mine – 2012 and 2013 Estimated Capital Costs.

	2012 Estimates (US$ million)	2013 Estimates (US$ million)
Mine development	56	34
Vertical shaft	7	-
Mining equipment	12	7
Total Estimated Capital	75	41

Source: Management estimates. Exchange rate of US$1.00 = ZAR7.50.

The LOM capital estimate will be updated when a revised economical assessment, as discussed earlier, is prepared.

Plans for 2012

          Following a review of the current production levels and progress of underground development and infrastructure, the Company expects the Burnstone Mine to produce between 90, 000 to 100,000 Au ounces at a cash cost of US$900 to US$1,000 per oz for the 2012 fiscal year. These cash costs targets represent an improvement on the actual costs achieved in 2011 (US$1,801 per oz), however the high ratio of development to stoping ore will impact on the head grade delivered to the mill and cash costs for the balance of 2012. All equipment required for the production build up is in place. All of our mining teams are currently in place and are undergoing intensive team training to enable them to plan, assess and adjust to the constantly increasing rate of production.

The expected production range also contemplates for the previously disclosed upgrade and completion of underground and shaft infrastructure. Achieving the planned production build-up would allow the Burnstone Mine to generate positive cash flow after capital investment (assuming a gold price of US$1,650 and a US$/ZAR exchange rate of 7.50) during the third quarter of 2012.

Hollister Property, Nevada

          Unless stated otherwise, information of a technical or scientific nature related to the Hollister Property contained in this AIF is summarized or extracted from a a technical report entitled “Technical Report on the Update of the Mineral Resource and Mineral Reserve Estimates for the Hollister Gold Mine, Elko County, Nevada, USA” dated February 8, 2011, prepared by Johannes G. Oelofse, FSAIMM, Pr. Eng., Philip N. Bentley, Pr. Sci. Nat. and Daniel J. van Heerden, Pr. Eng., ECSA, FSAIMM, AMMSA, of Minxcon Consultants, filed on SEDAR on February 8, 2011 Mr. Oelofse has since resigned from the Company, Mr. Bentley remains an employee of Great Basin, and Mr. Van Heerden is independent of the Company.

– 31 –	Annual Information Form

All information relating to the contents of the 2011 Hollister Report, including but not limited to statements of the HDB project’s potential and information such as capital and operating costs, production summary, and financial analysis are forward looking statements. The 2011 Hollister Report was prepared to quantify the HDB project’s capital and operating cost parameters and to determine the project’s likelihood of feasibility and optimal production rate. The capital and operating cost estimates which were used, have been developed based on detailed capital cost to production level relationships.

The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the ultimate feasibility of the HDB project. The mineralized material at the HDB project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the HDB project’s mineralization is considered to be a reserve under US mining standards as all necessary mining permits would be required in order to classify the project’s mineralized material as an economically exploitable reserve. Although work has been done to confirm the mine design, mining methods and processing methods assumed in the 2011 Hollister Report, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. Additional permits, when required, have yet to be applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, these could be materially different from those contained in the 2011 Hollister Report. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The 2011 Hollister Report assumes specified, long-term prices levels for gold. The price of this metal is historically volatile, and the Company has no control of or influence on its price which is determined in international markets. There can be no assurance that the price of gold will continue at current levels or that it will not decline below the prices assumed in the 2011 Hollister Report. Prices for gold have been below the price ranges assumed in the 2011 Hollister Report at times during the past ten years, and for extended periods of time. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.

Hollister Property Description and Location

          The Hollister Property is located in Townships 37 and 38 North, Range 48 East, Ivanhoe Mining District, Elko County, Nevada (see Figure 3). The Hollister Property consists of a total of 950 unpatented, federal mining claims, covering over 69 square kilometers. It is situated on Nevada’s 80 kilometre long Carlin Trend gold belt and is the host of classic Carlin-style low sulphidation epithermal banded veins in Ordovician sediments containing high grade precious metal values. Initial feasibility work was completed in mid-2007. Since that time, the Company has focused on permitting, additional development to prepare for production and additional underground and surface drilling.

– 32 –	Annual Information Form

Figure 3 - Hollister Property Location.

Source: 2011 Hollister Report

          The HDB is currently being accessed for test mining, underground continuity drilling, and to obtain bulk samples through an excavated decline. Gold and silver mineralization occurs in multiple, steeply dipping vein systems. Permitting and pre-development work are ongoing, and more recently the Company’s underground drilling program has continued to better define the vein mineralization leading to the Company’s 2008, 2009 and 2010 mineral resource updates contained in previously filed technical reports. Vein systems within the HDB are the most thoroughly explored on the Hollister Property and are within the location of the mineral resources and reserves described below.

          The Hollister Property was purchased by the Company from a subsidiary of Newmont Mining Corporation, which had previously operated a leach recovery mine there to exploit some near surface mineralization. Great Basin’s primary focus is the deeper gold bearing system lying underneath an area covering approximately 5% of the Hollister Property, and known as the Hollister Development Block, or HDB. Feasibility work in 2007 and ongoing work through 2009 have determined the presence of proven and probable mineral reserves (as further discussed below.

          The HDB was a joint venture with Hecla Mining Corp. from 2002 to 2007. In 2007 the Company purchased Hecla’s 50% interest for US$60 million. Great Basin currently owns a 100% interest in the claims comprising the Hollister Property, subject to certain royalty interests ranging from 3% to 5% of any net smelter returns (also described in more detail below).

          Pursuant to the terms of a purchase agreement (the “Ivanhoe Agreement”) dated August 13, 1997, with a subsidiary of Newmont Mining Corporation (“Newmont”) and Touchstone Resources Company (“Touchstone”), Great Basin acquired Newmont’s 75% interest in the Hollister Property. A Great Basin subsidiary later acquired Touchstone, which owned the other 25%. A total of 504 claims are listed in the purchase agreement. Of these, 380 claims are subject to a 5% net smelter royalty (“NSR”) held by Newmont and 45 claims are subject to conditions under a lease agreement with the Hillcrest/Finley River partnership (described next paragraph).

– 33 –	Annual Information Form

          The 45-claim Hillcrest/Finley River claim block is under an 80-year lease from the Hillcrest/Finley River partnership which expires October 27, 2080. This partnership retains an underlying NSR of 2% and receives annual lease payments of US$50,000 subject to increase. In each 20-year renewal period the annual lease payments will be increased by US$5,000. Newmont holds an additional 3% NSR on the Hillcrest/Finley River claims. Under the Ivanhoe Agreement, Great Basin agreed to share Newmont’s future reclamation costs for past mining at the Hollister Property on the basis of one third of such expenditures over US$4.5 million but less than US$6 million (US$500,000 maximum) and 25% of expenditures over US$6 million. Under the Ivanhoe Purchase Agreement, Newmont retains title to 62 of the Hollister Property mining claims (the “Reclamation Area”) until reclamation is complete, at which time Great Basin will have the right, but not the obligation, to accept conveyance of the Reclamation Area for no further consideration. Newmont’s original estimates for reclamation were in the US$4.5 to US$6 million range. As of the date hereof, the Company is still resolving some outstanding environmental issues with Newmont before the Company requests conveyance of the claims. Reclamation overruns have now exceeded US$1.5 million and are currently divided as 75% to Newmont and 25% to the Company.

          In addition, the Robbie claims acquired under a 15-year lease on June 8, 1999, comprise 107 claims on the Hollister Property. Great Basin is obligated under terms of the lease to an annual lease payment of US$4,000, a 2% NSR and to maintain the claims in good standing with the BLM and Elko County. The lease can be renewed if there is commercial production on the Robbie claims before 2014.

          The federal government of the United States and the state government of Nevada have jurisdiction over mining activities and communities, habitat users and other interests that may be affected by mining. In particular, the Bureau of Land Management has jurisdiction over the land on which the Hollister Property is located.

Permits

          The Hollister Property is subject to a number of State of Nevada and U.S. Federal permits. The following is an update on the status of major permits since the previous AIF:

  A second Water Pollution Control Permit (“WPCP”) from the Nevada Division of Environmental Protection (“NDEP”) allows the operation of the Rapid Infiltration Basins for the disposal of water collected in the decline at the Hollister Gold Project;

  A reclamation Permit was approved by NDEP and the U.S. Federal Bureau of Land Management (“BLM”) which covers reclamation and closure of the east pit area surface facilities and fluid management systems. An Air Quality Operating Permit (Title V) was approved by NDEP allowing the use of diesel combustion generators for the generation of electricity; and

  The tailings impoundment expansion permitting at the Esmeralda Mill included a WPCP modification that was approved by the NDEP in December 2011, a dam safety permit that is expected to be approved in March 2012 and a Reclamation Plan revision that is expected to be approved in March 2012.

          The Company’s central permitting goal at Hollister is to actively engage with the State and Federal regulatory authorities with a view to ensuring the EIS process is completed in 2012.

– 34 –	Annual Information Form

Environmental Impact Statement

          The environmental impact study (“EIS”) process for the Hollister Project is currently underway by the Bureau of Land Management (“BLM”). Pending the completion of the EIS process and receipt of BLM approval for the amended Plan of Operations, the underground exploration and development activities at Hollister must be conducted within the 275,000 ore tons per year limit set out in the Water Pollution Control Permit issued by the Nevada Department of Environmental Protection , and in a manner that aims to fully protect the environment and archaeological resources near the development and will not create any additional surface disturbance or significant new environmental impacts.

          The BLM recorded in the preliminary draft EIS that the current ore extraction rates for bulk sampling and testing in the range of 280 to 400 tons per day constitutes a “no action” alternative for the BLM. This accommodation by BLM has, in management’s view, mitigated the risks associated with the EIS as the existing trial mining rate is expected to continue unaffected during the EIS process. The Company has incurred some US$5.6 million up to December 31, 2011 in advancing the EIS and further costs to be incurred to complete the EIS are estimated at US$500,000.

          The Company has completed its review of the Draft Environmental Impact Statement (“DEIS”). BLM review of the DEIS, is expected to be completed in March 2012. BLM has commented on the Notice of Availability (“NOA”), but comments from certain authorities are still outstanding. Once the third party contractor has received all the comments, a “camera-ready” version of the DEIS will be produced. Hereafter BLM Elko will do a quality review of the DEIS and forward it to the BLM Washington office for publication along with the NOA.

          The DEIS is expected to be published in April 2012 at which time the public participation process will commence. A favourable Record of Decision is expected in the third quarter of 2012 that will mark the completion of the EIS and allow the Hollister Project to enter into commercial production.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

          The shortest access to the Hollister Property is from the freeway corridor by gravel roads, north of Battle Mountain, for over a distance of roughly 80 kilometre (50 miles). Battle Mountain is the nearest town with full service facilities. The nearest mining infrastructure is at the Dee Mine, located 13 kilometre (8 miles) by road to the southeast. Major power transmission lines lie just off the south-eastern corner of the Hollister Property, and a sub-station is located 8 kilometre (5 miles) to the east. Elko is the support hub for mining operations on the Carlin Trend, and has a well-developed transportation network (air, rail, and road), workforce pool, and contractor service base.

          The Hollister Property occurs in the Great Basin physiographic province of the western United States. The Great Basin area is characterized by basin and range topography. Low rolling hills typify the property’s landscape, with elevations ranging from 5,380 to 6,000 feet (1,640 to 1,829 meters. Drainage patterns in the immediate area predominantly trend northeast to north-south. The head of Little Antelope Creek bisects the property in a north-south direction and joins Antelope Creek approximately 3.5 miles south of the property. Though most of the region’s streams are seasonal, water flows in Antelope Creek and Willow Creek for most of the year. Vegetation consists of the high desert sagebrush and bunch grasses common to the Great Basin area.

          The climate is arid, high desert. Temperatures can reach as low as –30 ºF (–34 ºC) during the winter and summer high temperatures approach 105 ºF (41 ºC). Annual precipitation averages 8 to 10 inches, and occurs as snow in the winter and early spring months, and sporadic rain throughout the rest of the year. These climatic conditions support an exploration field season that normally extends from April through the end of November and year-round gold mining operations.

– 35 –	Annual Information Form

History

          The Hollister District consists of widespread mid-Miocene hot springs deposits with associated mercury and disseminated gold mineralization that were discovered in the early 1900’s. Mining commenced in 1915 and as many as 150 flasks were produced by 1917. Mining was inactive until 1929 through 1943 when more than 2,000 additional flasks were produced in the district, about half coming from the Butte #1 and Butte #2 mines, and the Velvet and Clementine mines, near the former Hollister pit. There has been no mercury production since. Gold mineralization was recognized early on but was not considered to be economic at prevailing prices and technology.

          Exploration for mercury and other metals resumed in the early 1960’s. Auric Metals drilled 100 rotary holes for mercury around the Velvet Mine in the late 1960’s. During the 1970’s, Apco Oil drilled a porphyry molybdenum play, Noranda drilled a uranium target, and Homestake intensively explored the district for McLaughlin-type (hot springs model) gold deposits. In the 1980’s, other operators drilled several holes for mercury, silver and/or gold. None of these programs encountered sufficient mineralization to warrant developing a mine.

          United States Steel Corporation undertook comprehensive exploration of the district between 1980 and 1986, employing geological, geochemical and geophysical techniques, along with considerable drilling. In 1987, Cornucopia Resources purchased the property via its Touchstone Resources subsidiary and formed a 50/50 joint venture with Galactic Resources to mine the deposit as the Hollister mine, an open pit/heap-leach operation. By 1990, the Touchstone–Galactic joint venture produced a feasibility study based on 879 drill holes (328,000 feet of diamond and rotary drilling) which defined a mainly oxide reserve. The Hollister open pit mine went into production in 1990 and mining continued until 1992 when Galactic declared bankruptcy as a result of problems at the Summitville mine in Colorado. Total production was 115,696 ounces of gold contained in 3,271,954 tons (residual leaching of the heap was completed in 1996).

          In 1992 Newmont entered the district via a 75/25 joint venture with Cornucopia, after buying Galactic’s interest in the Hollister Property. Their land position was enlarged and more drilling was undertaken, including pursuit of high grade vein intersections made earlier by the Touchstone joint venture. By this time there were around 900 drill holes (mainly rotary) in the Hollister Property, most of them in Tertiary units above the unconformity with the Ordovician Vanini Formation (also known as Vinini Formation) which is the main host for the vein mineralization. Newmont opted out of the project in 1995, and in 1997 its interests were acquired by Consolidated North Coast Industries Ltd. which subsequently merged with Pacific Sentinel Gold Corp. to form Great Basin Gold Ltd. Great Basin acquired Touchstone’s 25% in 1999, and currently holds 100% of the Hollister Property subject to net smelter royalties described under “Project Description and Location”.

          In late 1997, the 109 contiguous claims comprising the Aagaard group were acquired under lease for US$30,000 per annum. In December 1999, the Aagaard claims were purchased for $50,000 and 75,000 Great Basin shares. There are no remaining royalties or lease payments on the Aagaard claims. In 1998, the 139 claims comprising the Ho claim group were acquired by staking. This claim group extends the Hollister Property position to the west and adds continuity to the northwest-trending portion of the Hollister deposit-area. There are no royalties on the Ho claims. In July 2001, the Company acquired the Sheep Corral property, consisting of 65 unpatented lode mining claims for US$50,000. The claims adjoin the northwest corner of the Hollister Property. In 2004, the Company acquired the 13 Joe claims through staking, extending the Hollister Property position to the west. There are no royalties on the Joe claims.

– 36 –	Annual Information Form

Geology

          The Hollister Property is located at the intersection of the Carlin Trend and the Northern Nevada Rift, as illustrated in Figure 3 above. The Carlin Trend is a northwest-trending 50-mile long metallogenic corridor. Mines on the Carlin Trend have produced in excess of 70 million ounces of gold. Carlin Trend type mineralization is Eocene in age. The Northern Nevada Rift is a north-northwest trending feature made up of bimodal volcanic rocks that host Miocene aged bonanza epithermal gold deposits such as Midas, Mule Canyon, Buckskin National and Hollister. The Paleozoic stratigraphy and Eocene magmatic pulse that is critical to the development of Carlin-type deposits to the southwest are in evidence at Hollister as are the Miocene mineralizing events.

          The Hollister stratigraphic section includes Ordovician sedimentary rocks, intruded by mid-Eocene plutons and unconformably overlain by a veneer of Miocene volcanic and volcano-sedimentary rocks. Devonian sedimentary rocks have been intersected at depth below the Ordovician sediments under the Roberts Mountain Thrust.

          Epithermal gold mineralization at the Hollister Property occurred in the early Miocene (12-15 Ma) and is associated with the North Nevada Rift where it over-prints the Carlin Trend. The Hollister Property has a low-sulfidation epithermal system characterized by banded quartz veins with electrum and silver selenides. Some of the primary geological elements of the sediment-hosted gold deposits of the Carlin Trend are present at the Hollister Property, including Eocene intrusive rocks and lower plate carbonate rocks. The Hatter stock (a granodioritic intrusive) at the Hollister Property has been dated at 39 Ma and is similar to 39 Ma biotite-feldspar porphyry dikes occurring in the Goldstrike area. The main pulse of gold mineralization on the Carlin Trend is dated at about 38 Ma and commonly thought to be associated with late Eocene magmatism.

Exploration and Mineralization

          Geophysical, geochemical and geological surveys have been carried out over a large part of the Hollister Property to aid in targeting exploration drill holes.

          The most prominent surface feature on the Hollister Property is the “blanket-like” silica replacement bodies that occur in two stratigraphic positions. Close examination of these features reveals that they have sinters with associated mercury mineralization as well as replacement bodies that are locally up to 200 feet thick. Gold values in these high-level epithermal features are uniformly low to absent. Gold mineralization in Tertiary volcanic rocks below the “silica cap” coincides, in part, with the epithermal veins in the basement. Some of the best mineralization in Tertiary rocks, however, is “rootless”.

          Gold distribution in the Tertiary at the Hollister Property is widespread resulting in complex grade thickness patterns. The Clementine/Gwenivere vein system produces a strong Tertiary-hosted “gold plume” that is generally consistent with the orientation of the vein system. The coincidence of the Clementine vein with the north edge of the plume is striking.

          Gold distribution in the Ordovician is much more restricted than in the Tertiary. Deeper vein exploration success was enhanced by orientating vein intercepts in core frames to bedding in historic holes in Vinini rocks in areas where it could be demonstrated that fault and fold complications were not present. Step outs were planned using these orientations and the Clementine and Gwenivere vein sets were successfully delineated by the subsequent drill program.

          As previously mentioned, the HDB was the subject of an exploration joint venture between Great Basin and by Hecla Mining Company, now Hecla Ltd (“Hecla”) which terminated in April, 2007 when Great Basin bought out Hecla’s 50% interest. During the period from 2002 to 2006, Hecla conducted engineering and permitting work in furtherance of an underground development program and obtained the necessary permits to complete the Stage 1 underground development, drilling, and feasibility work.

– 37 –	Annual Information Form

          After receiving the requisite permits in mid-2004, the underground exploration and development program began at the HDB under the management of Hecla. Site facilities were established and development of the decline to access the gold-silver vein systems began in October 2004 for the purpose of obtaining bulk samples and to conduct underground exploration drilling in order to increase the confidence level of the mineral resources.

Underground Exploration

          Underground exploration and stope delineation drilling has continued during 2011 and the first quarter of 2012. Statistics are shown below. In total 246 boreholes for 103,184 feet (31,268 meters) were completed to end February, 2012. These comprised 79 exploration and cover boreholes testing Clementine and SE Gwenivere targets (totalling 42,480 feet or 12,903 meters), 59 Upper Level (formally Blanket Zone) exploration/evaluation holes (totalling 24,078 feet or 7,296 meters), and 108 stope delineation holes (totalling 36,527 feet or 11,069 meters). After reduction to one rig after the second quarter of 2011, the operation has gradually built up to four underground rigs operating – one for epithermal vein/stope delineation, two small man portables for vein extension testing and Upper Level evaluation fan drilling, and a larger LM-90 rig commissioned specifically for the current drilling program under the Hollister open-pit excavations.

– 38 –	Annual Information Form

Table 15 - Hollister Underground Drilling Statistics – January 2011 to February 2012.

Boreholes				Intersections
	No	Feet	Meters	No
Ug Exploration & Cover	79	42,580	12,903	215
Ug Upper Level evaluation	59	24,078	7,296	144
Ug Stope delineation	108	36,527	11,069	177
Total	246	103,184	31,268	536

Source: Great Basin

Table 16 - Hollister Underground Drilling Results – January 2011 to February 2012.

	Av Width	Av Au	Av Au	Av Ag	Av Ag	Max Au	Max Width
	feet	opt	g/t	opt	g/t	opt	feet
Ug Exploration & Cover	1.5	1.310	44.84	4.6	156.2	98.850	9.1
Ug Upper Level evaluation	3.1	0.385	13.17	1.1	35.3	7.119	17.5
Ug Stope delineation	1.1	0.770	26.37	5.2	176.5	11.580	5.0

Source: Great Basin

Upper level exploration

          A ramp and an Alimak raise accessing the Upper Level zones (previously Blanket Zone) of mineralization around the Tertiary – Ordovician unconformity has been completed to 5278 Level, from where I drifting has progressed towards high grade (+1 opt Au) grade shells formed above the Clementine (16-20) and Gwenivere (8-10) vein systems. This infrastructure has been vital in enabling the initiation of short fan drilling by recently commissioned Bazooka and SJ 252 drilling rigs. This phase of drilling is providing the basis for targeting trial stoping areas, and is expected to commensurate in an increase in Upper Level Indicated mineral resources.

Surface Exploration

          A phase of detailed surface mapping was completed during the summer 2011 field season, and has now been integrated with the sub-regional and minesite scale collation and interpretation of airborne magnetic, ground CSAMT (high resolution resistivity) and gravity data. The detailed surface work is providing significant support to the CSAMT interpretations (correlation of high resistivity spikes with volcanic vents/geyserites and hydrothermal breccias zones), as well as providing clear evidence for the western extension of the Gwenivere/Clementine system, supported by volcanic features at surface. Currently 15 significant vent areas, which are largely the visible “sinter caps”, have been identified, attesting to long-lived geothermal water circulation. A multitude of smaller associated vents and steam fumeroles etc have also been identified.

          Drill programs planned for the 2012 field season have been refined to test numerous features detailed by the geological analysis. The Hatter Graben is planned to be drilled to a resource classification subject to adequate funds being available, and the Butte East and South Velvet targets are supported by the mapping and CSAMT interpretations. CSAMT high resolution resistivity data has been integrated with the surface mapping, plus empirical borehole data, and a number of new vein system targets are emerging from this work.

– 39 –	Annual Information Form

Sampling and Analysis

          Previously, surface diamond drilling sampling was analyzed at Inspectorate America Corporation, and underground diamond drilling and channel sampling was analyzed at ALS Chemex Laboratories (“ALS Chemex”). Both laboratories are located in Reno (Sparks) Nevada. From December 2007 to December 2009, all assays were carried out by ALS Chemex. Samples collected from the HDB are stored in a secure facility until delivered to ALS Chemex.

          Since December 2009, the primary analytical laboratory responsible for the preparation and analysis of underground diamond drill hole samples and underground channel and diamond drill hole samples has been Inspectorate America Corporation’s laboratory at Sparks, NV (“IAC”, ISO 9001: 2001 accredited). Since May 2010, the channel samples are being prepared and analyzed by RCP Laboratory Lovelock, Nevada and in May 2011 the Company acquired the Lovelock Laboratory from Canarc Resource Corp. The laboratory has since passed the ISO 17025 laboratory accreditation audit and program. The laboratory is the first mine laboratory to obtain this accreditation providing for certified quality and independent analytical services both internally and externally.

          Laboratory Quality Assurance/Quality Control (“QA/QC”) is monitored by the Company using coarse reject Blanks and assay Standards, Duplicate fire assays, as well as the laboratories’ internal Standards and Blanks. Coarse Blanks and assay Standards are inserted into the sample sequence (by Company geologists) as Blind samples, prior to submitting the samples to the laboratory.

          As part of the 2010 Mineral resource estimation, Deswik Mining Consultants undertook certain verification studies of the informing drill hole data and database, as well as visited the Inspectorate Laboratory in Reno, Nevada, which is utilised by the Company for borehole analyses. They commented that the Standard and Blank values in the database generally passed the QAQC requirements. The results from the Blank samples over the period between April 2009 and June 2010 indicate that there is no carry over contamination of samples during preparation and analysis. Similarly, the results from the Standard samples over the same period indicate a satisfactory level of analytical precision. The laboratory has however been requested to also report the results of their internal duplicate samples for processing and comparison by the Company geologists. Deswik Mining Consultants also noted that the Duplicates in the database used for the resource estimation are Lab Duplicates and are not Duplicates requested by the Company. Deswik Mining Consultants has recommended that Hollister mine reviews the current QC samples collection policy and update it to include blind pulp Duplicates and Umpire Lab samples. This is currently being adopted into the QAQC protocol and procedure manual and put into practice.

          Deswik Mining Consultants are confident that the data received for the 2010 resource estimation is reliable and as accurate as is possible at the current time. Verification procedures are considered to have met or exceeded industry standards. A complete description of the sampling methodologies is found on pages 117 to 120 of the 2011 Hollister report.

Mineral Resource Estimate

          An updated Mineral resource update for the Hollister Gold Project is pending resolution of QAQC for the silver analyses over the period up to July 2011. Pulps have been check assayed and certain changes have been made with respect to the preparation and acid digestion procedures for the assays. It is anticipated that a new resource estimate will be available during the second quarter of 2012. In the meantime a rigorous Indicator Kriging model has been applied for testing and forecasting trial mining tonnage and grades.

– 40 –	Annual Information Form

          The Mineral Resources presented and discussed in this AIF is supported by the 2011 Hollister Report.

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Resources

               The following table refers to “measured mineral resources” and “indicated mineral resources”. We advise U.S. investors that while these categories of mineral resource estimates are recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects) the SEC does not recognize them. Mineral resources that are not mineral reserves do not have demonstrated economic viability. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC defined reserves.

Table 17 - Summary of Hollister Measured and Indicated Resources.

Category	Au grade cut- off		Amount (000’s)		Average Au grade		Average Ag grade		Au Eqv oz
	g/t	oz/st	tonne(s)	ton(s)	g/t	oz/st	g/t	oz/st
Measured + Indicated	6.86	0.20	1,164	1,283	40.06	1.169	316.4	9.23	1,676,800
	8.57	0.25	1,017	1,121	44.73	1.305	354.8	10.35	1,637,000

Note:

The equivalent gold ounces reported above are as stated by the Company. They were calculated by the Company by applying a gold price of US$1,000 per Troy ounce, a silver price of US$15 per Troy ounce. Mineral resources at an economical cut-off grade lower than the Mineral reserves disclosed below is included above as the Company expects the increase in the estimated long term gold prices to allow for a reduction in the economical cut-off grade used in determining Mineral resources.

Source: 2011 Hollister Report.

Table 18 - Summary of Hollister Inferred Resources.

Category	Au Grade Cut-off		Amount (000's)		Average Au Grade			Average Ag Grade			Au Eqv oz (000's)
	g/t	oz/st	tonne(s)	ton(s)	g/t	oz/st	oz (000's)	g/t	oz/st	oz (000's)
Total Inferred	6.86	0.20	1,621	1,787	20.98	0.612	1,094	322	9.4	16,806	1,346
	8.57	0.25	1,349	1,487	23.67	0.690	1,027	380	11.1	16,497	1,274

Note:

The equivalent gold oz are calculated by applying a gold price of US$ 1,000 per Troy ounce and US$ 15 per Troy ounce for silver. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Contained ounces and equivalent ounces are undiluted and assume 100% metallurgical recovery.

Source: 2011 Hollister Report.

– 41 –	Annual Information Form

Mineral Reserves

          An updated Mineral Reserve estimate has not been prepared due to the pending updated Mineral Resource estimate. Mineral Reserves discussed and presented in this AIF is supported by the 2011 Hollister Report.

          In 2011 mineral reserves were determined or “declared” using a gold cut-off grade of 8.57 g/t (0.25 oz/st). The Hollister Gold Project is still in the trial mining stage, however, based on production techniques tested to date, the Company has estimated applicable call factors for mining of approximately 85% and metallurgical recoveries of approximately 92% for Au and 85% for Ag. A minimum stoping width of 0.91 meters (36 inches) was assumed for purposes of Mineral Reserve estimation, along with dilution defined as waste tonnes (or tons) carrying zero grade and 100 percent in-stope extraction. An analysis by the Company’s technical staff confirms that no systematic, in-stope pillars will be required because of the cut-and-fill trial mining method now being utilized. Based on the results of trial stoping and grade reconciliation studies, where vein widths of 0.76 meters (30 inches) or greater were considered, a total of 0.15 meters (six inches) of hanging wall dilution and 0.15 meters (six inches) of footwall dilution was applied. Where appropriate, other average dilution rates were applied. The in-situ wireframe model generated with the measured and indicated mineral resources was used as basis for this mineral reserve update.

Cautionary Note to U.S. Investors Concerning Reserve Estimates

                              The following table refers to “proven reserves” and “probable reserves” which have been determined in accordance with Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), which differ from the SEC’s standards for reserve classification.

Table 19 - Summary of the Hollister Gold Project Proven and Probable Ore Reserves.

Reserve Category	Au Cut- off Grade oz/st	Tons	Au oz/st	Au oz	Ag oz/st	Ag oz	Au eqv oz
Proven	0.25	347,100	1.33	460,300	7.75	2,689,400	500,700
Probable	0.25	701,800	0.53	371,800	3.27	2,296,600	406,300
Total Proven & Probable- January 2011	0.25	1,048,900	0.79	832,100	4.75	4,986,000	907,000
Less 2012 Trial mining	N/A	106,000	0.82	86,444	4.92	521,099	94,300
Total Proven & Probable- January 2012	0.25	942,900	0.79	745,656	4.74	4,464,901	812,700

Note:

The equivalent gold ounces reported above are as stated by the Company. They were calculated by the Company by applying a gold price of US$1,000 per Troy ounce, a silver price of US$15 per Troy ounce. A Mining Call Factor of 85% and Metallurgical Recovery factors of 92% for Au and 85% for Ag were applied.

Source: 2011 Hollister Report and 2011 internal operations reports.

Trial Stoping and Milling

          The Hollister Gold Project showed improved results year on year as the trial mining methods were refined and efficiencies improved. The higher grade nature of the ore body lends itself to variability in extracted grade of minerals which is a function of the area of the ore body where trial mining was focussed on during a particular year. On average, grades in excess of the reserve grade have been extracted since trial mining commenced in 2008, which supports and enhances the mineral reserve statements completed for the Hollister Gold Project.

– 42 –	Annual Information Form

          The Hollister Gold Project produced 97,610 Au eqv ounces1 from trial mining activities for the full year of production (2010: 95,186 Au eqv oz), compared to an average annual forecast of 100,000 Au eqv oz for the year. Additional emphasis on ore development is improving mining flexibility with the availability of additional stopes allowing for improved grade blending of extracted ore and more consistent performance on a monthly basis during 2012. The completion of the Upper-Zone ramp now allows for easy access for delineation drilling, with information obtained improving mine planning and scheduling.

          Following the refurbishment and enhancement project on the Esmeralda Mill that commenced in 2009, the results for 2011 approximate the designed operating parameters of the Esmeralda Mill. Fiscal 2011 was the first year that all material extracted from trial mining activities was processed at our Esmeralda Mill, which showed a marked improvement in Au recovery from 2010, increasing from 82% to 92%. The performance of the acid wash and carbon regeneration circuit, which was commissioned during November 2011, has not yet reached planned levels and the mill continues with the process of replacing carbon on a continuous basis which impacts on the amount of Au eqv oz sold as well as the cash costs reported. In an effort to mitigate the time delay in recognizing produced metal as revenue and the insufficient capacity of local refiners, a shipment of loaded carbon was sent to Rand Refinery Ltd (“Rand Refinery”) in South Africa in late December 2011 at an additional cost of approximately US$35 per Au eqv oz. Regular shipments of carbon to Rand Refinery will continue until April 2012 when the improvements to the acid wash and carbon regeneration circuit is expected to be completed. The year-on-year cash costs decreased by 9% to US$674 per Au eqv oz which is only marginally above the 2011 forecast of US$650 per Au eqv oz.

Table 20 – Results from trial mining activities for the 12 months ended December 31, 2011 and 2010.

	12 months ended
	December 31, 2011	December 31, 2010
Ore tonnes to surface	96,030	89,613
Contained Au oz extracted	86,518	100,867
Contained Ag oz extracted	711,493	559,195
Contained Au eqv oz extracted	101,764	109,255
Contained average grade Au oz/tonne (gram/tonne)	0.90 (29.0 g/t)	1.17 (37.6 g/t)
Contained average grade Au eqv oz/tonne (gram/tonne)	7.41 (238.2 g/t)	7.08 (227.6 g/t)
Tonnes processed	98,068	116,029
Recovered Au oz	86,444	88,149
Recovered Ag oz	521,099	448,353
Recovered Au eqv oz	97,610	95,186
Recovery % Au	92%	82%
Recovery % Ag	72%	60%
Au eqv oz sold	92,239	88,789

Note:	The tonnes milled, Au and Ag ounces recovered as well as recovered Au eqv oz in the table above for the 12 months ended December 31, 2010 include the third party toll milling campaigns.

– 43 –	Annual Information Form

Financial Analysis

          The Company does not believe there is any basis to change the economic, financial and sensitivity analysis of the Hollister Gold Project reserves contained in the 2011 Hollister Report set out below in Table 21, Table 22 and Table 23. That report projected that total cash costs for the Hollister Gold Project would be US$527 per Au eqv oz, however actual 2011 cash costs were US$674 per Au eqv oz. This cost increase was more than offset by higher metal prices in 2011. Actual recovery rates in 2011 were 92% gold and 72% silver compared to 92% for gold and 85% for silver in the 2011 Hollister Report.

          The cost of ore transport has been impacted by an increase in fuel costs, whilst the milling costs have been negatively impacted during 2011 by the need to replace carbon on a continuous basis while the acid wash and carbon regeneration system were upgraded. The impact of these additional costs was approximately $30 per Au eqv oz for 2011. Although this interim arrangement ensured that the planned gold recoveries were achieved, silver recoveries were only 72% compared to the LOM plan of 85%. It is further expected that the silver recoveries to be achieved once the upgrade is completed will be in the range of 75 – 80%.

          The LOM estimates include provision of electricity to the Hollister Gold Project from the Nevada grid but while the EIS remains in progress power is generated by diesel fuel generators. The impact of this difference combined with the increase in diesel fuel over the past 12 months amounts to approximately US$40 per Au eqv oz produced. The increase in the gold price during the past 24 months has allowed for a number of new gold exploration and development projects as well as the expansion of existing gold mining projects in Nevada which has put upward pressure on employment costs. It is estimated that these direct and indirect employment related costs amounted to approximately US$40 per Au eqv oz during 2011.

          One of the trial mining techniques applied during 2011 was vertical long-hole-stoping. Since the feasibility of this mining method has not yet been proved at the Hollister Gold Project, a third party was contracted to perform the required drilling. The cost of this drilling together with the additional infill and delineation drilling conducted during the year amounted to approximately $20 per Au eqv oz during the year.

          The LOM estimated costs were calculated on a long term gold price of US$1,000 while the average realized gold price during 2011 was approximately $1,460 which impacts on the revenue based royalty. Administration costs were impacted by business insurance costs as well as net proceeds taxes that were higher as a result of the realized metal prices.

          The tables below provide a summary of the key parameters and results of the 2011 Hollister Report financial analyses conducted on the Hollister Property. The proven and probable reserves that form the basis of the financial analysis have been determined in accordance with Canadian regulations under NI 43-101, which differ from the SEC’s standards for such classification. See discussion above under “Cautionary Note to United States Investors”.

Table 21 - Economic Analysis Assumptions – Hollister.

Economic assumptions	2011 LOM estimates
Au Price	US$ 1,000/oz
Ag Price	US$ 15/oz

– 44 –	Annual Information Form

Economic assumptions	2011 LOM estimates
Grade Cut-off Au oz/t	0.25 oz/t
Proven & Probable Reserves	1.048 million tons @ 0.79 oz/st Au and 4.75 oz/st Ag
0.8 million oz Au
4.9 million oz Ag
0.9 million Au eqv oz
Percentage of measured & indicated resources used in financial model	64%
Gold recovery	92%
Silver recovery	85%

Note:

For the February 2011 LOM estimates, gold equivalent was calculated using the following metals prices: US$1,000/oz for Au and US$15/oz for Ag. These prices are the January 2011 consensus metal prices from financial institutions that management has referenced against the industrial average.

Source: 2011 Hollister Report

Table 22 - Financial Analysis (After-Tax).

2011 LOM estimates
Cash Operating Costs	US$ 527 / Au eqv oz
IRR	67.30%
*NPV (5%)	US$ 236.1 M
*NPV (10%)	US$ 202.1 M
Payback	2 years
Mine life	9 years

Source: 2011 Hollister Report

Sensitivity Analysis

          The following is a sensitivity analysis based on the financial analysis presented above. The sensitivity analysis was conducted to understand the impact on IRR and NPV by varying the Gold Price from US$ 850 to US$ 1,400.

Table 23 - Sensitivity Analysis using different Au prices –Hollister.

Gold price
	$850	$1,000	$1,250	$1,400
NPV (5%)	US$ 168.6M	US$ 236.1M	US$ 348.8M	US$ 416.3M
IRR	40.89%	67.29%	123.90%	168.27%

Source: 2011 Hollister Report

– 45 –	Annual Information Form

US Mine Safety Disclosure Information

          On November 19, 2010, the Company’s wholly owned subsidiary, Rodeo Creek Gold Inc, was notified by letter from the Federal Mine Safety and Health Administration (“MSHA”) that MSHA had conducted a “pattern” of violation screening pursuant to Section 104(e) of the Federal Mine Safety and Health Act of 1977 (the “Mine Safety Act”). The letter stated that MSHA has initially concluded that a potential pattern of violations exists at Hollister and set out a process by which Hollister could work with MSHA to avoid any further sanctions pursuant to that program.

          MSHA’s initial finding was based mostly on alleged violations, rather than violations which had been fully adjudicated. Many of the alleged violations that form the basis for MSHA’s finding as well as the injury severity measure screening data used by MSHA, was challenged by the Company.

          The Company in conjunction with MSHA implemented a corrective action program and reduced the number of significant and substantial violations issued by MSHA and achieved a rate that meets the MSHA targets. Consequently on March 15, 2011 the Company received notification from MSHA that it has formally determined that the Hollister Mine will not be considered for a Pattern of Violation notice and so has removed Rodeo Creek Gold Inc from that list.

          Pursuant to the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"), Great Basin is required to disclose information regarding health and safety violations, orders and citations, legal actions and any related fatalities for all mines located in the United States. The Company’s wholly-owned subsidiary, Rodeo Creek Gold Inc, owns and operates the Hollister Mine in Elko County, Nevada and operates the Esmeralda Mill in Mineral County, Nevada.

The Company has a two pronged approach to safety, namely proactive work place safety and regulatory compliance. The Company understands the relevant regulatory requirements, monitor citation histories through a dedicated application created in conjunction with our health and safety external counsel and allocate the required resources to ensure effective risk mitigation. Safety incidences are investigated and recorded on a data basis where an independent risk and safety advisor perform a root cause and trend analysis that are used in planning safety interventions and initiatives. This continuous monitoring of our safety statistics is supported by the regular training of our employees to ensure safety and compliance at the operations.

          The table below provides a summary of the Company’s safety statistics for the year ended December 31, 2011:

Table 24 - US Safety Statistics.

Description	Hollister Mine	Esmeralda Mill²
Violations of mandatory health or safety hazards that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard for which it received a citation from the U.S. Labor Department’s Mine Safety and Health Administration ("MSHA")	18	3
Orders issued to it under Section 104(b) of the U.S. Federal Mine Safety and Health Act of 1977 (the “Mine Act”)	0	0
Citations or orders for unwarrantable failure to comply with the mandatory health or safety standards under Section 104(d) of the Mine Act	1	0
Flagrant violations under Section 110(b)(2) of the Mine Act	0	0
Imminent danger orders issued to it under Section 107(a) of the Mine Act	0	0

– 46 –	Annual Information Form

Proposed assessments from the MSHA under the Mine Act	58	4
Mining-related fatalities	0	0
Written notices from the MSHA of a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health or safety hazards under Section 104(e) of the Mine Act	0	0
Written notices from the MSHA of the potential to have a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health or safety hazards under Section 104(e) of the Mine Act	0	0
Pending legal actions before the Federal Mine Safety and Health Review Commission¹	20	0

Note:

1)	There were zero legal actions instituted by the Company against MSHA and seven legal actions before the Federal Mine Safety and Health Review Commission were resolved.

2)	The Esmeralda Mill achieved operated one year’s operations without any Lost Time Injury (“LTI”) on February 29, 2012

– 47 –	Annual Information Form

Plans for 2012

          The Company’s mine planning and design process for the Hollister Gold Project is iterative, in that changes and updates are made as knowledge and experience of the Hollister Gold Project deposit grows and as the gold grade cut-off changes with the Company’s operating cost estimates and metal price forecasts. The Company is continuing with underground infill drilling with a view to bringing the current inferred mineral resources into the indicated or measured categories, as well as step-out drilling to further explore the potential for western, northwestern, down dip and Upper Level extensions to the mineralized vein systems. There can be no assurance that any upgrade will result from the drilling. The results of underground mapping and exploration drilling continue to refine the Company’s understanding of the Hollister Gold Project deposit to the extent that additional mineralization continues to be identified within the mineralized vein systems, inclusive of mineralized cross-veins. The Hollister Gold Project is targeted to produce an estimated 90,000 to 100,000 Au eqv oz in 2012 at a cash cost estimated to range between US$700 to US$750. Assuming successful completion of the EIS, the Company is expected to be in a position to move into commercial production expediently taking into account that trial mining will have reduced some of the risks that are normally associated with start-up operations. The Nevada operation is expected to incur capital costs of approximately US$31 million in 2012, which includes underground development for US$22.4 million, the construction of the power line (following completion of the EIS) for US$2.5 million, the upgrade of the Esmeralda tailings facility for US$3.4 million as well as completion of the West Alimak raise for US$2.7 million to be paid for out of proceeds from trial mining operations at the Hollister Gold Project.

Tanzania

          In Tanzania, exploration programs are being conducted in two separate geological terrains, namely the Archean (2.7 -3.3 billion years old “Ga”), greenstone-hosted, Lake Victoria Goldfields (north-west) and the Proterozoic (2.2 -1.6 billion year old Ga) Lupa Goldfields (south-west). The Company also manages a joint venture with African Barrick Gold Plc in the Geita Belt of the Lake Victoria Goldfields.

– 48 –	Annual Information Form

Figure 4 - The Company’s project areas in Tanzania.

          The Company entered into an agreement in June 2011 whereby it granted Shanta Gold Limited (“Shanta”) the option, following the fulfillment of the conditions precedent, to acquire an 80% interest in the Company’s wholly-owned subsidiary, Shield Resources Limited (“Shield”), who is the holder of various prospecting licenses in the Lupa region of Tanzania.

          In consideration for providing Shanta with the exclusive right to acquire the shareholding in Shield, Shanta is obliged to issue ordinary shares to the value of US$7 million and Shanta warrants to the value of US$7 million (at an implied value of 35p each) to the Company. Furthermore Shanta has to fund a US$12 million exploration program, spread over a period of 3 years commencing January 1, 2012. Shanta will acquire the 80% equity interest in Shield upon the completion of the exploration program. There is also a claw-back option in the agreement, whereby Great Basin can earn back into the assets if Shanta discover in excess of 500koz Indicated and Inferred resources.

– 49 –	Annual Information Form

Figure 5 - Shield Resources / Shanta JV properties in the Lupa Goldfield.

          Shanta has a proven track record in the Lupa region with prospects of near term production from their advanced development projects and we believe they are ideally suited to explore our properties in the region and add economical resources to the current resource base. The agreement also provides Great Basin Gold with the flexibility to direct all our activities in Tanazania to our Geita project areas.

Russia

          The Company disposed of it mineral rights on the island of Kurils (eastern Russia) during 2011. Although an initial phase of diamond drilling was completed in 2008, the project still requires a significant amount of phased exploration programs in order to generate a significant mineral resource base. The required exploration program did not form part of the Company’s medium term strategy.

Mozambique

          The Company holds an 80% interest in an unincorporated joint venture with G S Minase Refnaria Limitade (“GSR”) in Mozambique. The purpose of the joint venture is to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties.

– 50 –	Annual Information Form

          GSR currently owns the 17 square kilometer Tsetsera Property. The property was worked historically by artisanal miners, who crushed quartz vein material and panned gold from the fines. The artisanal miners have exposed over 985 feet (300 meters) strike length of quartz veins, 5 to 60 cm in width, within a phyllite (strongly metamorphosed sediments).

          An initial soil sampling and ground geophysics program was completed on the property during 2008. A shear corridor in excess of 8,200 feet (2,500 meters) in strike and 1,310 feet (400 meters) in width has been identified for follow-up investigation. Although the project was placed on care and maintenance during 2009, a decision has since been made to continue with the joint venture.

Risk Factors

          There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Great Basin and could cause the Company’s operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with Great Basin’s business and its involvement in the gold exploration and development industry.

          An investment in the securities of Great Basin is considered speculative and involves a high degree of risk due to, among other things, the nature of Great Basin’s business and the present stage of its development. A prospective investor should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this AIF. The operations of the Company are speculative due to the high risk nature of its business which is the operation, exploration and development of mineral properties. The Company has identified the following non-exhaustive list of inherent risks and uncertainties that it considers to be relevant to its operations and business plans. Such risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

A summary of the principal risks we face are as follows:

  the value of our reserves and the outlook for profitable mining from our operations is dependent on continuing strong gold prices, achieving our planned production rates and life-of-mine costs per ounce to mine and produce gold. Gold prices are historically volatile and gold can be subject to long periods of depressed prices;

  Our Burnstone operations have not achieved expected levels of production. In 2011, our first year of Burnstone operations, we encountered an unexpected geological structure and water tables and we may continue to encounter unexpected water tables, infrastructure challenges such as power outages and equipment failures that would adversely impact on production rates;

  the estimation of mineral resources and reserves is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgments used in the engineering and geological interpretation of that data and such assumptions and judgment, which may prove un-reliable or mistaken. Our estimates of resources and reserves may be subject to revision based on various factors, some of which are beyond our control;

  our Nevada operations are trial mining only and are subject to current and potential permit restrictions and/or permit delays which could hinder or ultimately prevent full production mining at the Hollister Gold Project. Failure or delay to successfully complete the ongoing environmental impact statement will delay or preclude the move into full production mining at the Hollister Gold Project;

– 51 –	Annual Information Form

  our operations in South Africa are subject to political risk and the mining laws of post-apartheid South Africa are still evolving with tenure rights which are subject to formalized HDSA or BEE policies referred to as the Mining Charter. The new mining laws and the Mining Charter have not been extensively tested in the South African courts and/or are not yet fully settled, meaning that our ability to retain prospecting and mining rights may be adversely affected by unexpected changes or conditions to the law and the Mining Charter;

  our BEE partner, Tranter, which is owned by HDSAs, is in breach of the requirements of its loan agreement with Investec under which it borrowed ZAR200 million ($27 million) (ZAR205 million ($27 million) currently outstanding) to partly fund the purchase of 19,938,650 Great Basin common shares in 2007. We are seeking, through ongoing discussions with Investec and Tranter, to assist Tranter to remedy their default position and meet their future loan obligations. See “Risk Factors – Risks More Specifically Relating to South Africa and the Burnstone Mine”;

  mining risks which affect all companies in our industry to different degrees include impact and cost of compliance with environmental regulations and the actions of mining opposition groups, adverse changes in mining and reclamation laws and compliance with increasingly complex health and safety rules; and

  other general and specific risks detailed from time-to-time in the Company’s quarterly filings, annual reports and annual filings with Canadian securities regulators and those which are discussed below.

Key assumptions upon which the Company’s forward-looking statements are based include the following:

  that the price of gold will neither fall significantly nor for a lengthy period in the foreseeable future;

  that there will be no significant changes to the HDSA empowerment or mining laws, including the Mining Charter, or exchange controls in South Africa that materially adversely affect the Company’s operations or title to its Burnstone Mine;

  that the Company will in due course receive the necessary permits for full production at the Hollister Gold Project and the environmental impact statement will be completed and the amended Plan of Operations will be approved without imposition of material unforeseen mining restrictions or additional compliance burden;

  that no significant impediments develop in respect of the Company’s ability to comply with environmental, safety and other regulatory requirements;

  that there will be no further material upheavals in world financial markets and that interest and exchange rates will remain relatively stable; and

  that key personnel will continue their employment with the Company.

General Discussion of Risks

The Exploration for and Development of Mineral Deposits Involves Significant Risks

          Mineral resource exploration is a speculative business and involves a high degree of risk. We have completed feasibility study work which outlines mineral reserves at both the Burnstone Mine and the Hollister Gold Project under NI 43-101. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few explored properties are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by us will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

– 52 –	Annual Information Form

          The commercial viability of a mineral deposit is dependent upon a number of factors. These include deposit attributes such as size, grade and proximity to infrastructure, current and future metal prices (which can be cyclical), and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in us not receiving an adequate return on invested capital.

          The figures for mineral reserves and resources included herein are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period. In addition, we may not be able to secure drilling contractors, rigs and personnel during our desired time periods and at our expected costs.

          The estimates of mineral resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, which may prove un-reliable, and may be subject to revision based on various factors.

          There is no assurance that any anticipated level of recovery of gold reserves will be realized or will ever qualify as commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Uncertainty of acquiring additional mineral rights

          The Company’s future growth and productivity will depend, in part, on its ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to: establish ore reserves through drilling and metallurgical and other testing techniques; determine metal content and metallurgical recovery processes to extract metal from the ore; and construct, renovate or expand mining and processing facilities. In addition, if the Company discovers ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. There can be no assurance that the Company will in future successfully acquire additional commercially mineable (or viable) mineral rights.

– 53 –	Annual Information Form

Little history of mining operations or profitability

          The Company’s properties are in the trial mining and commencement of commercial production stages. As a result, Great Basin is subject to all of the risks associated with establishing new mining operations including: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and costs of skilled labour and mining equipment; the availability and costs of appropriate smelting and/or refining arrangements; the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and, the availability of funds to finance construction and development activities. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of gold and other precious or base metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, fires, cave-ins, flooding and other conditions involved in the drilling and removal of material as well as industrial accidents, labour force disruptions, fall of ground accidents in underground operations, and force majeure factors, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to person or property, environmental damage, delays, increased production costs, monetary losses and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. In addition, delays in the commencement of mineral production often occur.

Government regulation

          Great Basin’s mineral exploration and planned development activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine, safety, toxic substances, land use, water use, land claims of local people and other matters. Although Great Basin’s exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail development.

          Many of Great Basin’s mineral rights and interests are subject to government approvals, licenses and permits. Such approvals, licenses and permits for the Burnstone Mine are, as a practical matter, subject to the discretion of the South African government. No assurance can be given that Great Basin will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are not maintained, Great Basin may be delayed, curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.

          Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be delayed or curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

          New laws and regulations or amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on Great Basin and cause increases in exploration expenses, capital expenditures or require abandonment or delays in development of mineral interests.

– 54 –	Annual Information Form

A substantial or extended decline in gold prices would have a material adverse effect on our business

Our business is dependent on the price of gold, which is affected by numerous factors beyond our control. Factors tending to put downward pressure on the price of gold include:

  sales or leasing of gold by governments and central banks;

  strengthening of the US dollar;

  global or regional recession or reduced economic activity;

  speculative trading;

  decreased demand for industrial uses, use in jewellery or investment;

  high supply of gold from production, disinvestment and scrap;

  interest rates;

  sales by gold producers in forward transactions and other hedging;

  the production and cost levels for gold in major gold-producing nations; and

  the cost level (in local currencies) for gold in major consuming nations.

Any substantial drop in the price of gold would adversely impact our future revenues, profits and cash flows. In addition, sustained low gold prices can:

  reduce revenues further as a result of production cutbacks due to cessation of the mining of deposits or portions of deposits that have become uneconomic at the then-prevailing gold price;

  halt or delay the development of new projects; and

  reduce funds available for exploration, with the result that depleted minerals are not replaced.

          If gold prices were to decline significantly for an extended period of time, we might be unable to continue with the exploration and development of our properties or fulfill our obligations under our agreements or under our permits or licenses. As a result, we could lose our interest in or be forced to sell some of our properties.

Although we have no reason to believe that the existence and extent of any of our properties is in doubt, title to mining properties is often subject to potential claims by third parties claiming an interest in them

          Our mineral properties may be subject to previous unregistered agreements or transfers, and title may be affected by undetected defects or changes in mineral tenure laws. Our mineral interests consist of mineral claims, prospecting rights and new order mining right, some of which have not been surveyed, and therefore the precise area and location of such claims or rights may be in doubt. The failure to comply with all applicable laws and regulations, including the failure to pay taxes, complete filings and other necessary applications or to carry out and file assessment work, may invalidate title to portions of the properties where our mineral rights are held.

We may not be able to obtain insurance for many of the risks that we face

          In the course of exploration, development and production of mineral properties, a variety of risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not possible to fully insure against many of the risks, and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in an increase in costs and a decline in the value of our securities.

– 55 –	Annual Information Form

          We are not insured against all environmental risks. Insurance against environmental risks (including potential liability for hazards as a result of the disposal of waste products resulting from exploration and production) is not generally available to companies in the mineral exploration and mining industry. Management periodically evaluates the cost and coverage of the insurance that is available against certain environmental risks to determine if it would be appropriate to obtain such insurance. Without such insurance, and if we become subject to environmental liabilities, the payment of such liabilities would reduce or eliminate our available funds or could exceed the funds we have to pay such liabilities and result in bankruptcy. Should we be unable to fund fully the remedial cost of an environmental problem, we might be required to enter into interim compliance measures pending completion of the required remedy.

We compete with other companies with greater financial resources

          We operate in a competitive industry and compete with other more well established companies which have greater financial resources than we do. We face strong competition from other mining companies in connection with exploration and the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

We are subject to fluctuations in currency exchange rates which could adversely affect our financial position and the results of our operations

          We conduct business in currencies other than Canadian dollars. We maintain most of our working capital in Canadian dollars or Canadian dollar-denominated securities and convert our Canadian funds to foreign currencies, predominantly United States dollars and South African Rand as certain payment obligations become due. Accordingly, we are subject to fluctuations in the rates of currency exchange between the Canadian dollar and these foreign currencies, and these fluctuations could materially affect our financial position and results of operations.

          Our future revenues derived from gold sales will be in United States dollars. Of particular significance is the fact that our operations in South Africa, including costs relating to construction, services and materials, are almost entirely paid for in South African Rand. Strength in the South African Rand against the United States dollar, however, will negatively impact the potential profitability of our mining operations in South Africa. The South African Rand and United States dollar exchange rate has fluctuated significantly over the last few years.

If we fail to hire and retain our key personnel, it may have an adverse effect on our operations

          We depend on a number of key personnel, the loss of any one of whom could have an adverse effect on our operations.

          Our ability to manage growth effectively will require us to continue to implement and improve our management systems and to recruit and train new employees. We cannot assure that we will be successful in attracting and retaining skilled and experienced personnel.

– 56 –	Annual Information Form

Difficulties for investors in foreign jurisdictions in bringing actions and enforcing judgments

          The Company is organized under the laws of British Columbia and its principal executive officers are resident in the Republic of South Africa. All of the Company’s officers and all but one of its directors, and all of the experts named in this AIF, reside outside of the United States, and all or a substantial portion of their assets, and a portion of the Company’s assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or otherwise outside of Canada to bring an action against directors, officers or experts who are not resident in the United States or in other jurisdictions outside Canada. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions outside Canada against those persons or the Company.

The Company may fail to achieve and maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act

          The Company documented and tested during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management and an independent assessment by the Company’s independent auditors of the effectiveness of the Company’s internal control over financial reporting. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

          No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404.

– 57 –	Annual Information Form

Risks More Specifically Relating to South Africa and the Burnstone Mine

General

          A substantial part of our properties and operations are located in South Africa and are exposed to the political and economic risks relating to South Africa. These risks may include political and economic uncertainty and related currency fluctuations.

Changes in mining legislation in South Africa could adversely affect our operations

          Our business could be adversely affected by changes in government regulations relating to HDSA ownership, exploration, mining and the environment. In South Africa, in order to maintain security of tenure of our mineral properties, we are obliged to comply with the MPRDA, the associated regulations and the socio-economic scorecard. As a result of this new legislation, the South African government exercises control over the granting of prospecting and mining rights, beneficiation, mineral exports and taxation. Applications for prospecting and mining rights are required to demonstrate their eligibility based on their compliance with a number of BEE criteria. These include factors such as ownership, employment equity, human resources development and procurement policy.

Retention of prospecting and mining rights cannot be guaranteed

          In South Africa, although we have successfully converted all of our old prospecting rights to new order prospecting rights, and obtained our mining right (effective February 17, 2009), new order prospecting or mining rights may be suspended or cancelled where the DMR, having followed the requisite procedures under the MPRDA, determines that the holder is in breach of the provisions of the MPRDA or the terms under which such new order prospecting or mining rights were granted. Similarly, rights could be suspended under related legislation in respect of health and safety and the environment, including where the mineral is not mined optimally in accordance with the relevant work programme. The MPRDA has also significantly increased the potential penalties and restrictive provisions relating to environmental management, environmental damage or pollution resulting from prospecting or mining activities.

South Africa has complicated post-Apartheid BEE legislation. Non-compliance with current and proposed BEE legislation and policies could adversely affect our ability to retain or secure mining rights

          In South Africa, we are required to comply with local procurement, employment equity, ownership and other regulations which are designed to redress historical social and economic inequalities and ensure socioeconomic stability. We embrace and will participate in initiatives intended to redress historical social and economic inequalities. We consider these initiatives to be a strategic imperative and we recognize the risk of not pursuing them vigorously or of them not succeeding.

          In October 2002, the government and representatives of South African mining companies and mineworkers’ unions reached broad agreement on the Mining Charter, designed to facilitate the participation of HDSAs in the country’s mining industry. The Mining Charter was subsequently promulgated on August 1, 2004 and, as described below, was amended on September 20, 2010. Non-compliance with the provisions of the Mining Charter could lead to loss of mining and related rights.

– 58 –	Annual Information Form

          The Mining Charter’s stated objectives include the expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation; expansion of the skills base of such persons promotion of employment and advancement of the social and economic welfare of mining communities; and promotion of beneficiation within South Africa.

          The 2004 Mining Charter requires mining companies to ensure that HDSAs hold at least 15% ownership of mining assets or equity in South Africa within five years and 26% ownership within 10 years from the effective date of the MPRDA (being May 1, 2004). We are presently in compliance with the Mining Charter requirements, but we cannot be certain that we will continue to be in compliance with the Mining Charter requirements, which theoretically can be changed by legislative acts of the South African government at any time.

          The Company’s BEE partner, Tranter, which is owned by HDSAs, is in breach of the requirements of its loan agreement with Investec under which it borrowed ZAR200 million ($27 million) (ZAR205 million ($27 million) currently outstanding) to partly fund the purchase of 19,938,650 Great Basin common shares in 2007. The default is due to an approximate ZAR45 million ($6 million) unfunded cash margin call arising as a consequence of the decline in the trading price of the Great Basin common shares serving as collateral for the loan. Of the Company’s existing guarantee of ZAR140 million ($19 million), ZAR12 million ($1.6 million) remains available to meet the unfunded cash margin. If Investec ultimately enforces its security and Tranter loses title to the 19,938,650 Great Basin common shares, Tranter Burnstone would have no financial interest in the Burnstone Mine which may, unless otherwise remedied, adversely affect the Company’s continuing compliance with the Mining Charter. We are seeking, through ongoing discussions with Investec and Tranter, to assist Tranter to remedy their default position and meet their future loan obligations which could, in certain circumstances, result in the Company assuming all or a portion of the remaining loan obligation. Whilst the outcome of the discussions is uncertain, we do not expect the outcome of these discussions to affect our current compliance with the Mining Charter or near term cash flow.

Amended Mining Charter

          The following narrative about proposed revisions to the Mining Charter has been paraphrased from a publicly available January, 2012 report in the African Business Journal. Its facts and views accord with those of the Company as an accurate description of current situation in respect of the “new” Mining Charter.

          In September, 2011, the South African government released its amended Broad Based Socio Economic Empowerment Charter for the South African Mining Industry (the “Amended Charter”). This occurred against negative press surrounding the licensing process administered by the Department of Mineral Resources (“DMR”), the ongoing debate surrounding the nationalization of the country’s mines and the country’s falling ranking on Canada’s Fraser Institute Survey of Mining Companies. While the new legislation is aimed at addressing various shortcomings in the implementation of the Mining Charter of 2002 (the “Old Charter”), in the view of the Company and others does not yet provide sufficient clarity on certain empowerment targets or on the broad discretionary powers given to the DMR.

          According to the DMR, the amendments and clarifications contained in the Amended Charter are intended to “streamline and expedite attainment of its objectives” and to introduce “an element of sustainable growth of the mining industry, which seeks to ensure sustainable transformation and growth of the mining industry”. The Old Charter aimed to empower and improve the socio-economic welfare of HDSAs but it is widely recognized that its transformation objectives have not been met. For example, while the Old Charter set a target of 15 per cent ownership of mining assets by HDSAs by 2009, a review undertaken by the DMR found that HDSA ownership of mining assets reached just 8.9 per cent by the 2009 deadline.

– 59 –	Annual Information Form

          The Amended Charter retains the Old Charter’s longer term goal of 26 per cent HDSA ownership of mining assets by 2014 which is to be structured in such a way as to enable meaningful economic participation of HDSAs. The Amended Charter introduces an off-set mechanism which allows a mining company to offset up to 11 per cent of its HDSA ownership requirements against the value of the level of beneficiation it achieves.

          While the Amended Charter contains some helpful definitions including a definition of “beneficiation” which was absent in the Old Charter, a number of its provisions are ambiguous. For example, the Amended Charter defines “meaningful economic participation” to include the structuring of BEE transactions (pursuant to which a portion of the equity of a mining company is transferred to a BEE entity) such that barring unfavourable market conditions, the mining company is obligated to ensure that some of the cash flow of the company will flow to the BEE entity throughout the term of the investment. To this end, the financing of such BEE transactions must be structured such that a percentage of the cash flow is used to service the funding of the structure while the remaining amount is paid to the BEE beneficiaries. The Amended Charter is silent on the form that the cash flow should take to vest within the timeframes agreed with the BEE entity taking into account market conditions. The Amended Charter also provides that BEE beneficiaries are entitled to full shareholder rights such as a right to full participation at annual general meetings and voting rights. The Amended Charter proposes new procurement targets for mining companies. Mining companies are now required to procure a minimum of 40 per cent of capital goods, 70 per cent of services and 50 per cent of consumer goods from BEE entities by 2014. Some additional clarity is provided in respect of targets set for diversity, equitable representation at junior, middle and senior management levels, skills development, measures to improve the standards of housing and living conditions for mine workers, environmental management and health and safety standards.

          The Amended Charter also introduces the concept of a “social development fund” into which multinational suppliers of capital goods must contribute a minimum of 0.5 per cent of their annual income generated from local mining companies. The Amended Charter does not address the manner in which the fund is to be administered. Non-compliance with the provisions of the Amended Charter will render a mining company in breach of the MPRDA. Under section 47 of the MPRDA, the Minister of Mineral Resources has the power to suspend or cancel rights, permits or permissions where a holder of such rights, permits or permissions is in breach of the Act. Consequently, a mining company could lose its licence to operate if it fails to meet the targets set in the Amended Charter within the prescribed timeframes.

          The Minister of the DMR has broad administrative discretion to unilaterally amend the Amended Charter “as and when the need arises” thus contributing to the general regulatory uncertainty. In a speech delivered to the Africa Down Under Conference in Perth, Australia on September 1, 2010, the Minister of Natural Resources announced a Joint Stakeholder Task Team to identify the amendments that need to be made to the MPRDA to resolve these ambiguities.

          In a media conference held in Pretoria, South Africa on August 17, 2011 the Minister noted that the lack of transparency in, and access to, licensing data is causing unnecessary suspicion of the licensing regime. She also cited administrative capacity problems and increasing perceptions of corruption and incompetence as problem areas to be addressed. At the media conference, the Minister announced, inter alia, a six month moratorium on new applications for prospecting mining licenses to allow the DMR to complete an audit of licences granted since the promulgation of the MPRDA and confirmed that from September 1, 2011, information on the status of applications for exploration and mining licences will be accessible on the DMR’s website. The Minister also announced a new integrated system of “licence process tracking” which would be ready for public access within six months. Initial industry reaction to the new measures would suggest that the South African government has introduced more uncertainty to the regulatory regime than intended and further steps will have to be taken to provide the clarity and consistency required to implement these new rules.

– 60 –	Annual Information Form

We could incur substantial costs due to the environmental impact of our mining operations

          Our operations are subject to South African environmental legislation and regulations, specifically the MPRDA and the National Environmental Management Act, 1998 (“NEMA”). Of these, the provisions of NEMA are particularly far-reaching, especially Section 28 thereof, which states that every person who causes, has caused or may cause significant pollution or degradation of the environment must take reasonable steps to prevent such pollution or degradation from occurring, continuing or recurring, or in so far as such harm to the environment is authorised by law or cannot reasonably be avoided or stopped, to minimise and rectify such pollution or degradation of the environment. Some have speculated that Section 28 of NEMA may have introduced the principle of strict liability with respect to the causation of environmental impacts. The reach of the relevant provisions of NEMA, however, are still to be interpreted by the South African courts.

          Under the MPRDA, companies that undertake mining activities must make financial provision for rehabilitation liabilities to the satisfaction of the DMR, and directors of companies may be held jointly and severally liable for any unacceptable negative impact on the environment, including damages caused by the company which they represent.

          Under the National Water Act, 1998, the owner of land and controllers or occupiers of land on which any activity or process is or was performed or undertaken or on which any situation exists that causes, has caused or is likely to cause the pollution of a water resource, must take all reasonable measures to prevent such pollution from occurring, continuing or recurring.

          The Department of Environmental Affairs and Tourism and the Department of Water Affairs may issue administrative directives to enforce the provisions of NEMA and the National Water Act to take specific anti-pollution measures, continue with those measures and/or to complete those measures.

Operations in South Africa are subject to greater risks

          We are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could have a material and adverse effect on the viability of our affected foreign operations which in turn could have a material and adverse affect on our future cash flows, earnings, results of operations and financial condition.

          Risks may include, among others, labour disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and terrorist actions, arbitrary changes in laws or policies, foreign taxation and exchange controls, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, limitations of foreign ownership, limitations on the repatriation of earnings, infrastructure limitations and increased financing costs. HIV/AIDS is also prevalent in South Africa. Some of our employees may have or could contract this potentially deadly virus. The prevalence of HIV/AIDS could cause lost employee man-hours and may make finding skilled labour more difficult. These risks may limit or disrupt our exploration activities or development of future mining operations, restrict the movement of funds, or result in expropriation without fair compensation.

– 61 –	Annual Information Form

The impact of the South African Mineral and Petroleum Resources Royalty Act

          The Mineral and Petroleum Resources Royalty Act, which provides that a royalty will be payable to the South African government for gold production at a percentage of revenues from the gross sale of refined gold came into operation on March 1, 2010. The royalty payable on the Burnstone Mine is currently 4% of gross sales of refined gold; there is no certainty that it would not be higher in future.

The impact of the Gold Fields arbitration

          As discussed under “Item 12 Legal Proceedings”, we are subject to an arbitration process where Gold Fields is claiming the reinstatement of a 2% royalty over a substantial portion of our Area 1 resources at the Burnstone Mine. The outcome of this arbitration is not currently determinable and we may be required to either pay the royalty or offer other consideration in lieu thereof. In either of these events we would be seeking a recovery of the $11 million paid to Gold Fields in 2007 for cancellation of the royalty.

Risks More Specifically Relating to the Hollister Gold project

Risks associated with the Environmental Impact Statement

          The Company is required to prepare an environmental impact statement as part of its mining permitting application at the Hollister Gold Project. Preparing the EIS is an in-depth and involved process and as a consequence, there is great uncertainty in respect of timing and requirements to successfully complete an EIS. Failure or delay to get an EIS could materially hinder, delay or preclude the Company moving into production at the Hollister Gold Project.

Permit restriction on production

          At the Hollister Gold Project, test mining and bulk sampling commenced during 2008. The permitted production and processing offsite of ore at the Hollister Gold Project is currently limited to 275,000 tons of ore per year in accordance with recent permitting received December 24, 2008. If the Company fails to obtain and/or maintain in good standing the necessary permits or exceeds the production restrictions on its current permitting, its trial mining and planned development activities could cease or be delayed.

We could incur substantial costs due to the environmental impact of our mining operations

          The Company’s activities at the Hollister Gold Project are subject to extensive federal, state and local laws and regulations governing environmental protection. We must obtain governmental permits and provide associated financial assurances to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal or state air, water quality and mine reclamation rules and permits.

          Failure to comply with the appropriate environmental laws can lead to injunctions, damages, suspension or revocation of permits and the imposition of penalties. There can be no assurance that the Company has been or will at all times be in complete compliance with such laws or permits or that the cost of complying with current and future environmental laws and permits will not materially adversely affect our future cash flow and results of operations.

– 62 –	Annual Information Form

Working capital requirements due to time delays in monetizing recovered metal

          The Company is required to fund the short term working capital requirements from time to time due to the delay in monetizing recovered ounces as a result of various refining related challenges at the Hollister Gold Project. Recently, the Company had to arrange for refiners to treat the carbon from the Esmeralda Mill to ensure planned recoveries are achieved while upgrades to the acid wash and carbon regeneration circuit are ongoing. Limited availability of refiners to treat the quantum of carbon impacts on the timing of monetizing the carbon as well as the refining costs involved. The Company has negotiated a refining contract with Rand Refinery that allows for regular shipments of carbon to be processed, which reduces the time to monetize the recovered metal.

Risks Relating to Financial Matters

The Company may be unable to repay its Indebtedness

          The Company has over US$200 million in secured debt and in 2009 it issued $126 million of 8% unsecured debentures, due November 30, 2014. Should the Company be unable to repay these loans when due, the Company could face legal action by debt holders who can realize on the Company’s assets, resulting in a seizure and sale with loss to the Company. The Company’s unsecured indebtedness must be repaid if not converted into common share equity failing which the debenture holders may obtain judgments and ultimately realize against the Company’s assets if the Company defaults in respect of the debenture obligations.

Risks Related to Common Shares

Further equity financing may substantially dilute the interests of our shareholders

          We may require additional funds to fund our exploration and development programs and potential acquisitions. If we raise additional funding by issuing additional equity securities, such financing may substantially dilute the interests of our shareholders.

Our common shares may experience price and volume volatility

          In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of our securities, and the price may decline below their acquisition cost. As a result of this volatility, you may not be able to sell your securities at or above their acquisition cost.

          Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in the countries where we carry on business and globally, and market perceptions of the attractiveness of particular industries. The price of securities of the Company is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices or other mineral prices, currency exchange fluctuation and the political environment in the countries in which we do business and globally.

          In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation.

– 63 –	Annual Information Form

We have a history of losses

          We and our predecessor companies have 15 year history of losses, and there can be no assurance that we will ever be profitable. We anticipate that we will retain future earnings and other cash resources for the future operation and development of our business. We have not paid dividends since incorporation, and we do not anticipate paying dividends in the foreseeable future. Payment of any future dividends is at the discretion of our board of directors after taking into account many factors including our operating results, financial condition and anticipated cash needs.

A number of existing agreements provide for additional issuances of shares that would result in dilution to shareholders

          We may issue additional common shares or securities convertible into common shares in the future pursuant to a number of existing agreements and further issuances due to anti-dilution provisions in existing agreements.

Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities

          Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

We follow corporate governance requirements of Canadian corporate and securities laws

          The Company’s common shares are listed for trading on the NYSE Amex Equities exchange (“NYSE Amex”). Section 110 of the NYSE Amex Company Guide permits NYSE Amex LLC, as the responsible self-regulatory organization, to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex LLC listing criteria, and to grant exemptions from NYSE Amex LLC listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex LLC standards is contained on the Company’s website at www.greatbasingold.com.

          Upon listing, the Company received an exemption from its quorum requirements. Under the NYSE Amex LLC listing standards, the quorum requirements is a minimum of one third of shareholders entitled to vote for U.S. domestic companies. The Company does not meet this requirement and has been granted relief from this listing standard.

Risks Relating to our Business and Operations

          If any of the foregoing events, or other risk factor events not described herein occur, our business, financial condition or results of operations could suffer. In that event, the market price of our securities could decline and investors could lose all or part of their investment.

– 64 –	Annual Information Form

ITEM 6      DIVIDENDS

          The Company has not paid any dividends on any of its shares since incorporation and does not presently have any intention of paying dividends.

ITEM 7      DESCRIPTION OF CAPITAL STRUCTURE

          Great Basin’s share capital consists of common shares without par value, of which an unlimited number of shares are authorized and 475,731,436 common shares without par value were issued and outstanding as fully paid and non-assessable as of December 31, 2011 as well as 17,957,803 share options outstanding at that date.

          The following details the share capital structure as at March 30, 2012. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

Table 25 - Share Capital Structure.

Share Capital Structure
Equity type	Expiry date	Exercise price	Number granted (thousands)	Total (thousands)
Common shares				542,431
Share purchase options	April 18, 2012	$2.68	90
	July 15, 2012	$1.49	233
	October 9, 2012	$1.65	195
	February 10, 2013	$1.78	157
	March 26, 2013	$1.74	1,680
	April 10, 2013	$3.60	110
	August 3, 2013	$1.81	313
	November 9, 2013	$2.96	340
	January 14, 2014	$1.35	625
	February 11, 2014	$1.75	690
	March 11, 2014	$2.46	3,991
	April 12, 2014	$1.49	2,130
	July 5, 2014	$1.97	610
	July 15, 2014	$1.49	100
	September 26, 2014	$2.02	980
	October 17, 2014	$1.64	800
	November 21, 2014	$1.33	400
	January 23, 2015	$1.10	7,015
	March 26, 2015	$1.74	1,242

– 65 –	Annual Information Form

	March 11, 2016	$2.46	1,175
	May 5, 2016	$2.36	400	23,275
Convertible debentures	November 30, 2014	$2.15	58,837	58,837
Share purchase warrants	March 30, 2014	$0.90	33.350	33,350
Fully diluted shares				657,893

          There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Great Basin rank pari passu (i.e. equally) for the payment of any dividends and distributions in the event of a windup. Great Basin’s securities have not received any ratings from any rating organization.

ITEM 8      MARKET FOR SECURITIES

Trading Price and Volume

          TSX and NYSE Amex are our primary markets although we listed our common shares on the JSE in 2006 by way of a secondary listing. The Company’s common shares are listed on the TSX, the Amex and the JSE under the trading symbol “GBG”. The following tables set forth information relating to the trading of the common shares on the TSX, Amex and JSE for the months indicated.

Table 26 - Trading of the common shares on the TSX.

Month	TSX Price Range		Total Volume
	High	Low
March 2011	2.64	2.23	47,189,247
April 2011	2.72	2.35	42,265,810
May 2011	2.53	1.83	49,493,651
June 2011	2.20	1.63	57,359,099
July 2011	2.20	1.90	40,665,569
August 2011	2.20	1.70	68,371,093
September 2011	2.35	1.66	56,362,847
October 2011	1.86	1.40	40,386,428
November 2011	1.49	0.88	89,340,820
December 2011	1.22	0.90	45,624,466
January 2012	1.32	0.97	39,905,294
February 2012	1.29	0.86	57,686,338
March 1 to 22, 2012	0.92	0.65	53,284,846

– 66 –	Annual Information Form

Table 27 - Trading of the common shares on the NYSE Amex.

Month	Amex Price Range (in US$)		Total Volume
	High	Low
March 2011	2.77	2.25	44,220,446
April 2011	2.83	2.44	36,083,025
May 2011	2.66	1.86	43,895,652
June 2011	2.38	1.67	58,132,080
July 2011	2.30	1.97	37,068,433
August 2011	2.24	1.72	81,458,005
September 2011	2.37	1.60	53,077,174
October 2011	1.77	1.41	56,690,366
November 2011	1.47	0.86	78,114,723
December 2011	1.21	0.88	52,471,768
January 2012	1.31	0.95	41,347,617
February 2012	1.30	0.87	54,274,165
March 1 to 22 , 2012	0.93	0.66	47,848,537

Table 28 - Trading of the common shares on the JSE.

Month	JSE Price Range		Total Volume
	High (ZAR)	Low (ZAR)
March 2011	18.90	16.50	138,287
April 2011	19.00	16.80	222,376
May 2011	17.79	13.11	347,666
June 2011	15.00	11.57	146,427
July 2011	16.24	12.00	213,690
August 2011	15.10	12.58	635,152
September 2011	17.50	13.50	333,190
October 2011	14.00	11.50	357,631
November 2011	12.50	7.60	458,991
December 2011	9.80	7.30	1,081,982
January 2012	10.50	7.75	468,609
February 2012	10.44	6.75	406,264
March 1 to 22, 2012	7.20	5.25	1,802,577

– 67 –	Annual Information Form

Prior Sales

          No securities of the Company that were outstanding, but not listed or quoted on a marketplace were sold by the Company during the most recently completed financial year.

ITEM 9	ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

          There are no shares of Great Basin held in escrow, or subject to contractual restrictions on transfer.

ITEM 10    DIRECTORS AND OFFICERS

          Name, Occupation and Security Holding:

          The names and municipalities of residence of the directors and officers of the Company, their principal occupations during the past five years, and the period of time they have served as directors or officers of Great Basin are as follows. Except where indicated, each director and senior officer of Great Basin has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

A. Directors

Table 29 - Directors.

Name, position in the Company and province or state, and country of residence	Period(s) a director of the Company
Patrick R. Cooke Director Johannesburg, South Africa	Since April 2006
T. Barry Coughlan Director Vancouver, British Columbia, Canada	Since February 1998
Ferdinand Dippenaar President, Chief Executive Officer and Director Bryanston, Gauteng, South Africa	Since December 2005
Anu Dhir Director Toronto, Ontario, Canada	Since May 2011
David M.S. Elliott Director Vancouver, British Columbia, Canada	Since July 2004 to June 2011
H. Wayne Kirk Director Orcas, Washington, USA	Since July 2004 to January 2012
Philip Kotze Director Johannesburg, South Africa	Since May 2011

– 68 –	Annual Information Form

Octavia Matloa Director Johannesburg, South Africa	Since May 2011
Joshua C. Ngoma Director Sandton, Gauteng, South Africa	Since July 2009
Gert J. Robbertze Director Sandton, Gauteng, South Africa	Since March 2010 to July, 2011
Ronald W. Thiessen Chairman of the Board and Director West Vancouver, British Columbia, Canada	Since October 1993

          At the annual general meeting held on June 7, 2011, directors listed above, except for Mr. Elliot who did not stand for reelection, were re-elected to a one-year term of office expiring at the next annual general meeting of Great Basin, which is expected to be held on June 6, 2012.

          Effective July 15, 2011 Gert J. Robbertze resigned as director and on January 30, 2012, H. Wayne Kirk, resigned as a director. Both were non-executive independent directors.

          Based on insider reports filed on www.sedi.ca, as at March 27, 2011, the above directors beneficially owned, directly or indirectly, or exercised control or direction over common shares of the Company (0.27%), or common shares on a fully diluted basis (0.23%).

          The following committees have been established by the members of Great Basin’s Board of Directors:

Table 30 - Board Committees.

Membership
Audit Committee	Patrick R. Cooke, Chair Philip Kotze Octavia Matloa
Compensation Committee	T. Barry Coughlan, Chair Patrick R. Cooke Anu Dhir
Nominating and Corporate Governance Committee	H. Wayne Kirk, Chair (Up to Jan 2012) T. Barry Coughlan Anu Dhir
Environmental, Health and Safety Committee	Joshua C. Ngoma, Chair Philip Kotze
Investment Committee	Ferdi Dippenaar, Chair Octavia Matloa Ronald W. Thiessen
Executive Committee	Ronald W. Thiessen, Chair Patrick R. Cooke T. Barry Coughlan Ferdi Dippenaar

– 69 –	Annual Information Form

          The mandate of each of these committees is more particularly described in Great Basin’s management information circular filed on www.sedar.com on May 17, 2011 and on the Company’s website at www.greatbasingold.com.

          The following biographies have been provided by the individual directors:

Principal Occupation and Other Companies Served by Current Directors of Great Basin

PATRICK R. COOKE, B.Comm (Wits), CA (SA) – Director

          Patrick Cooke is a native of South Africa and received his chartered accountant designation in South Africa in 1981. As a Chartered Accountant he worked as a management consultant with one of the large accounting companies as well as working for a merchant bank. Mr. Cooke was responsible for listing two companies on the main board of the Johannesburg Stock Exchange and was the Financial Director of a third JSE listed company. His industry experience is wide, having been involved in mineral resources, information technology, wholesale fast moving consumer goods, financial services and professional services companies. He was appointed a non-executive director of Sallies Limited in October 2009 and, with effect from February 1, 2010, was appointed Financial Director and Chief Operating Officer and with effect from 8 February 2011 was appointed Acting Chief Executive Officer. Effective 1 January 2012 Mr. Cooke resigned from Sallies Limited. Mr. Cooke has been appointed a non-executive director of Anooraq Resources Corporation with effect from 1 January 2012.

          Mr. Cooke is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Pangea DiamondFields PLC	Director	August 2006	December 2008
Great Basin Gold Ltd.	Director	April 2006	Present
Sallies Ltd.	Director	October 2009	January 1, 2012
	Financial Director, CFO, COO and Acting CEO	February 2010	January 1, 2012
Anooraq Resources Corp	Director	January 2012	Present

T. BARRY COUGHLAN, B.A. – Director

         Barry Coughlan is a self-employed businessman and financier who over the past 24 years has been involved in the acquisition and financing of publicly traded mining companies. His principal occupation is President and Director of TBC Ventures Ltd., a private investment company, which has developed resource projects in Canada, the USA, Africa and Mexico.

          Mr. Coughlan is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	March 1998	January 2011
Great Basin Gold Ltd.	Director	February 1998	Present

– 70 –	Annual Information Form

Company	Positions Held	From	To
Icon Industries Ltd.	President, CEO and Director	September 1991	February 2010
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Taseko Mines Limited	Director	February 2001	Present
Quadro Resources Ltd. (formerlyTri-Gold Resources Corp).	President and Director	June 1986	Present
Amarc Resources Ltd.	Director	February 2009	Present
Creso Explorations Inc.	Director	June 2010	October 2010
Vatic Ventures Corp.	Director	January 2011	Present
Rathdowney Resource Corp	Director	March 2011	Present

FERDINAND DIPPENAAR, B. Proc, B. Comm, MBA – President, Chief Executive Officer (“CEO”) and Director

          Ferdi Dippenaar is a resident of the Republic of South Africa and is a well known member of the gold mining industry in South Africa. He holds a Bachelors of Commerce and Procuration Degrees, and an MBA from North West University in South Africa.

          Mr. Dippenaar started his career at the Buffelsfontein gold mine in 1982 and was employed in various financial and administrative capacities at the Gengold mines. In 1996, he became managing director of Grootvlei and of East Rand Proprietary Mines. Following Harmony Gold’s acquisition of Grootvlei and Cons Modder, he was appointed Marketing Director of Harmony in 1997, overseeing Harmony’s, corporate development, service delivery departments and the company’s investor relations. Mr. Dippenaar was appointed Director, President and CEO of Great Basin in December 2005.

          Mr. Dippenaar is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Village Main Reef Gold Mining Company (1934) Ltd.	Director	July 2008	Present
Kryso Resources Inc.	Director	April 2007	June 2010
Great Basin Gold Ltd.	Director, President and Chief Executive Officer	December 2005	Present

ANU DHIR, BA JD – Director

          Anu Dhir holds a Bachelor of Arts degree from the University of Toronto, Canada and a law degree (Juris Doctor) from Quinnipiac University, Connecticut, USA. She was called to the Connecticut bar in 1995. Anu has extensive experience in private equity and publicly-held companies in the mining, oil and gas and technology sectors. She most recently served as Vice President, Corporate Development and Company Secretary at Katanga Mining Limited, a TSX-listed company, and is currently Managing Director of Miniqs Limited, a private group primarily interested in resource projects that have the capability to grow into major producing operations.

          Ms. Dhir is, or was within the past five years, a director and/or officer of the following reporting issuers in Canada or a foreign jurisdiction:

– 71 –	Annual Information Form

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	May 2011	Present
Frontier Rare Earths Limited	Director	November 2010	Present
Kazakh Compass Fund Ltd.	Director	June 2009	Present
Anooraq Resources Corporation	Director	July 2008	Present
Katanga Mining Limited	Vice President and Corporate Secretary	January 2006	October 2009

PHILIP KOTZE - Director

          Philip Kotze is a mining engineer with over 30 years of experience in the mining industry, including both operational and executive positions at AngloGold Limited, Kalahari Goldridge Mining Company Limited and Harmony Gold Mining Company Limited. A graduate of the University of the Witwatersrand with a Graduate Diploma in Engineering (Mining Economics), Mr Kotze also holds a National Higher Diploma in Metalliferous Mining (WITS Technicon) as well as qualifications in Industrial Relations and Management from the University of South Africa.

          Mr. Kotze is, or was within the past five years, a director and/or an officer of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Witwatersrand Consolidated Gold Resources	CEO	August 2011	Present
Great Basin Gold Ltd	Director	May 2011	Present
Anooraq Resources Corporation	President and CEO and Director	July 2005	April 2011

OCTAVIA M. MATLOA, B Comm. (Hons.) CTA, CA (SA)

          Octavia Matshidiso Matloa is a qualified Chartered Accountant CA (SA), Registered Auditor with the South African Institute of Chartered Accountants (SAICA) and the Independent Regulatory Board of Auditors (IRBA) respectively. She majored in accounting and economics with the University of Cape Town and obtained her B. Com. Hon and CTA with the University of Pretoria.

          Ms. Matloa is the founder of Tsidkenu Chartered Accountants Inc., Jireh Holdings, Mukundi Mining Resources, Bokkies Transport, the Vibe Group; and Nissy Holdings. In addition she has been appointed by court as the first woman curator in the insurance industry; and she served/serves on the various public sector audit committees. She also won awards for Van Ryn’s Black Business Quarterly’s as Business Women of the Year 2010 and New Entrepreneur for 2011.

          Ms. Matloa is, or was within the past five years, a director and/or an officer of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Great Basin Gold Ltd	Director	May 2011	Present

– 72 –	Annual Information Form

JOSHUA C. NGOMA, M.Eng – Director

          Joshua Ngoma is a founding member and the current Chief Executive Officer of Tranter Holdings (Pty) Ltd. He holds a Bachelor of Engineering degree with honours in mining engineering from Camborne School of Mines in the UK and a Master of Engineering in Project Management from Pretoria University in South Africa and has spent most of his career in the mining industry. He served with ZCCM (Zambia Consolidated Copper Mines Ltd), Cementation Mining, De Beers and Sasol Mining before joining Eyesizwe Coal, where he served from Group Technical Manager to General Manager of the Matla Colliery. He later joined Anglo Platinum as the Group Manager: New Mining Technologies, where he was responsible for the development and implementation of the Group’s new mining technologies.

          Mr. Ngoma is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	July 2009	Present

RONALD W. THIESSEN, CA

          Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary, Hunter Dickinson Services Inc. (“HDSI”), a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities.

          Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	June 2011
	President and Chief Executive Officer	September 2000	August 2007
Continental Minerals Corporation	Director	November 1995	April 2011
	Co-Chairman	January 2006	April 2011
Detour Gold Corporation	Director	July 2006	Present
	Chairman	July 2006	March 2009
Farallon Mining Ltd.	Director	August 1994	January 2011
	Chairman	December 2005	January 2011
Great Basin Gold Ltd.	Director	October 1993	Present
	Chairman	November 2006	Present

– 73 –	Annual Information Form

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Quartz Mountain Resources Ltd.	President, Chief Executive Officer and Director	December 2011	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	Chairman	September 2006	September 2007
Taseko Mines Limited	Director	October 1993	Present
	Chairman	May 2006	Present

B. Officers

Table 31 - Officers.

	Positions Held	From	To
Ferdinand Dippenaar	Chief Executive Officer	December 2005	Present
Lou van Vuuren	Chief Financial Officer	March 2008	Present
Dana Roets¹	Chief Operating Officer Vice President, Business	October 2011	Present
Willie Beckmann		March 2006	Present
Dawie Mostert	Services Vice President, Human Capital	March 2006	Present
Phil Bentley	Vice President Geology and Exploration	September 2008	Present
Bheki Khumalo	Vice President Organizational Effectiveness	October 2011	Present

Note:    1) In October 2011, Dana Roets replaced Johan Oelofse as COO.

FERDINAND DIPPENAAR, Chief Executive Officer

          See Mr. Dippenaar’s biography under the heading “Directors” above.

LOU VAN VUUREN, Chief Financial Officer

          Mr. van Vuuren is a registered Chartered Accountant with a wealth of experience in multinational companies listed on various world markets, and their associated regulatory reporting requirements. His background in the international gold mining sector spans over more than 10 years, during which he were involved in a range of business creation activities, capital-raising transactions as well as mergers and acquisitions. Prior to joining Great Basin Gold, Mr. van Vuuren was an Associate Director at PricewaterhouseCoopers.

– 74 –	Annual Information Form

DANA ROETS, Chief Operating Officer

          Dana Roets is a qualified Mining Engineer and an alumnus of the University of Pretoria (1986), who also holds an MBA through the University of Cape Town (1995). He started his mining career at Gold Fields’ St Helena Gold Mine in the Free State, and then spent two years as Manager Mining and General Manager at the Oryx Gold Mine. He was Managing Director of Kloof Mines before spending four years as Managing Director of Gold Fields’ Free State Mines and Vice President and Head of Operations at Beatrix Gold Mine. Subsequently, he spent a further three years as the Vice President: Technical Services and a year as Vice President and Head of Operations at the Kloof Gold Mine. He was appointed VP Corporate Development with Great Basin Gold in February 2010, before joining Anglo Platinum in mid-2011. He was instrumental in the development and application of Long Hole Stoping as mining method at our Burnstone operations. He rejoined the Company as Chief Operating Officer is October 2011.

WILLIE BECKMANN, Vice President: Legal and Compliance

          Willie Beckmann joined Great Basin Gold Limited in 2006 and is responsible for the Company’s legal and compliance, security, risk management and environmental functions. Mr. Beckmann is an accredited attorney, notary and conveyancer. He began his career as an officer in the South African Defence Force, where he gained extensive experience in administrative law, the drafting of legislation and investigatory review techniques. He entered the gold mining industry in 2002 as Group Security Manager at Harmony Gold, before successfully founding the company’s Legal and Compliance Department, overseeing the security, legal and enterprise-wide risk management functions. He obtained his B.Juris LLB from North West University in 1983.

DAWIE MOSTERT, Vice President: Human Capital

          Dawie Mostert joined Great Basin Gold Limited as Vice President, Human Capital in March 2006. Mr. Mostert has more than 15 years’ experience in the mining sector. His past positions have included Human Resources Executive and Manager, Mine Manager (Elandsrand), Training and People Development Executive and Employee Relations Executive. In 2002 he was appointed an Executive of Harmony Gold, in which capacity he served on the Boards of The South African Mathematics Foundation and the Mining Qualifications Authority (Mining SETA). Mr. Mostert holds a Diploma in Labour Relations (DPLR) (Advanced Labour Law) and a MBA Degree from Wits University in South Africa.

PHIL BENTLEY, Vice President Geology and Exploration

          New Zealander Phil Bentley joined Great Basin Gold Limited in September 2008. Mr. Bentley has more than 26 years experience in the mineral exploration and mining sector, gained mostly in sub-Saharan Africa, North and South America, and Australasia. He has operated from South Africa since 1984, working with companies such as Randgold Resources Ltd., Rand Mines / Randgold Exploration, Central African Gold plc, and Metallon Gold Corp. Mr. Bentley specializes in applied geology with respect to gold mineralization systems, as well as core exploration management, orebody evaluation, and project development. His qualifications include an MSc in Economic Geology (Victoria, NZ) and an MSc in Mineral Exploration (Rhodes, RSA).

BHEKI KHUMALO, Vice President Organizational Effectiveness

          Bheki Khumalo joined Great Basin Gold Limited in October 2011. Mr. Khumalo began his career as a Clinical Psychologist from 1997 to 2003. He then studied for his LLB with the University of South Africa and was thereafter admitted as an attorney. As a practising Attorney he worked for Deneys Reitz now known as Norton Rose Group. He then joined BHP Billiton in 2007 and was later appointed as Executive Director for Hillside Aluminium Limited and Billiton SA Aluminium Limited until he joined Great Basin Gold.He holds a Masters degree in Clinical psychology and an LLB.

– 75 –	Annual Information Form

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

          No director or officer of Great Basin is, as of the date of this AIF, or has been within the 10 years before the date of this AIF, a director or officer of any company that while that person was acting in that capacity, was the subject of a cease trade order, penalties, sanctions or bankruptcy, during the time the individual was a director or within a one year period thereafter, or was a director or officer of a company during the time in which an event occurred which led to a cease trade order, penalties, sanctions or bankruptcy subsequent to the individual ceasing to act as a director or officer.

Potential Conflicts of Interest

          Several Directors of Great Basin also serve as directors of other similar companies involved in natural resource development. Accordingly, it may occur that properties will be offered to both Great Basin and such other companies. Furthermore, those other companies may participate in the same properties as those in which Great Basin has an interest. As a result there may be situations which involve a potential conflict of interest or issues in connection with the doctrine of “corporate opportunity”. In that event, a financially interested director would not be entitled to vote at meetings of directors in respect of a transaction involving the Company if it evokes any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts or corporate opportunity issues might arise and will at all times use their best efforts to act in the best interests of Great Basin. One Director, Joshua Ngoma is a director of our BEE partner Tranter Burnstone and so has potential conflicts of interest in connection with serving on the board of a major shareholder at the same time he serves on the Company’s board.

ITEM 11    PROMOTERS

          Not applicable.

ITEM 12    LEGAL PROCEEDINGS

          The Company has received notification from Gold Fields Limited ("Gold Fields") that it intends to seek rescission of a 2007 agreement under which Gold Fields cancelled a 2% net smelter royalty over a majority of Area 1 of the Burnstone Mine. Under that transaction, which was part of the Tranter transaction described above, Gold Fields cancelled the royalty for consideration of $11 million (ZAR80 million) and on the condition that Gold Fields should receive certain Mining Charter score card credits from the South African government, Gold Fields donated the proceeds to Tranter which Tranter used to part fund the acquisition of the Great Basin shares. As Gold Fields has not received these credits, the Company and Gold Fields have been discussing a mutually acceptable settlement that will not impact on the transformation agenda of the South African Government. On March 12, 2012, Gold Fields gave notice of arbitration to the Company in respect of this matter. Management does not expect this issue to have an impact on the Company's near term cash-flow, development or production targets.

          No other material legal proceedings involving Great Basin or its subsidiaries are ongoing or expected.

– 76 –	Annual Information Form

ITEM 13    INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

          Apart from Joshua C. Ngoma (a director of the Company who has a material interest in the Company’s BEE transaction, but who abstained from the relevant resolutions approving the transaction, none) of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction of the Company.

ITEM 14    TRANSFER AGENT AND REGISTRAR

          The Company’s registrar and transfer agent is Computershare Trust Company of Canada, located in Vancouver, BC as well as its South African affiliate at its Johannesburg office. Great Basin maintains separate share registers.

ITEM 15    MATERIAL CONTRACTS

The Company’s material contracts are:

          (a)      In May 2010, the Company closed a $50 million (US$47 million) term facility agreement (“Term Loan I”) and subsequently increased the facility by $25.7 million (US$25 million) in August 2010. In December 2011, the Company successfully negotiated the restructuring of Term Loan I, thereby increasing the facility to $152.6 million (US$150 million) and extending repayment to 2016. $135 million (US$130 million) of the restructured facility was drawn down on December 15, 2011. An additional $10 million (US$10 million) is available for future draw down as of the date of this AIF. The restructured facility now has a maximum term of 5 years from the December 15, 2011 draw down and capital will be repaid in 16 quarterly consecutive instalments, commencing on March 15, 2013. The interest rate for Term Loan I is linked to the US$ London interbank offered rate (“US$ LIBOR”) at a premium of 4% above US$ LIBOR and is fixed on a quarterly basis. The Company has the option to early settle the loan at no additional cost.

          The Burnstone Mine, its assets, the shares of the Company’s subsidiaries which hold these assets and certain subsidiary guarantees serve as security for the facility. Term Loan I contains certain financial covenants, customary to facilities of this nature, and includes borrower tangible net worth, debt to equity ratio, debt service cover ratio, a loan life cover ratio and available liquidity. As at December 31, 2011, the Company had assessed and complied with all covenants.

          (b)      The Company closed a $69 million (US$70 million) term loan in March 2011 (“Term Loan II”). Term Loan II is being repaid in 16 remaining consecutive quarterly instalments. The interest rate for Term Loan II is linked to the US LIBOR rate at a premium of 3.75% above the US LIBOR rate and is fixed on a quarterly basis. The Hollister Gold Project and a surety signed by the Company serve as security for the loan. The Company has the option to repay the loan early at no additional cost. US$52 million of the facility was used to repay certain senior secured notes issued in December 2008.

– 77 –	Annual Information Form

          Term Loan II contains certain financial covenants customary to facilities of this nature and includes borrower tangible net worth, debt to equity ratio, debt service cover ratio and a loan life cover ratio. As at December 31, 2011 the Company was in compliance with all of these covenants.

          (c)      The Company issued unsecured convertible debentures on November 19, 2009 in a principal amount of CDN$126 million, that bear interest at a rate of 8% per annum and mature on November 30, 2014. For a description of the terms of the convertible debentures, see the Company’s prospectus dated November 12, 2009, under the heading “Description of Securities Being Distributed”.

          The table below contains a tabular disclosure of the Company’s material contractual obligations as at December 31, 2011:

Table 32 - Material Contractual Obligations.

	Total ($’million)	Less than one year ($’million)	1 to 3 years ($’million)	3 to 5 years ($’million)	More than 5 years ($’million)
Convertible debentures(1)	156.4	10.1	146.3	Nil	Nil
Term loan I facilities(1)	151.8	6.3	73.2	72.3	Nil
Term loan II facilities(1)	61.3	19.1	30.7	11.5	Nil
Total	369.5	35.5	250.2	83.8	Nil

Notes:    1) Amounts include scheduled interest payments.

ITEM 16    INTERESTS OF EXPERTS

Interests of Experts

          The following is a list of the persons or companies named as having prepared or certified a statement, report or valuation, in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

          (a)      The auditors of the Company are PricewaterhouseCoopers Inc., Chartered Accountants, South Africa , who have issued an independent auditors’ report dated March 30, 2012 in respect of the Corporation’s consolidated financial statements as at December 31, 2011 and the Corporation’s internal control over financial reporting as at December 31, 2011. PricewaterhouseCoopers Inc. has advised that they are independent with respect to the Corporation within the rules of the US Securities and Exchange Commission.

          (b)      Daniel. van Heerden Pr. Eng., ECSA, FSAIMM , AMMSA Director of Minxcon Mining Consultants , Johan Oelofse, Pr. Eng., FSAIMM, Deon van der Heever, Pr. Sc. Nat., and Phil Bentley, Pr. Sci. Nat. are the qualified persons who co-authored technical report entitled “Technical Report on the Update of the Mineral Resource and Mineral Reserve Estimates for the Hollister Gold Mine, Elko County, Nevada, USA” dated February 8, 2011 and filed on SEDAR on February 8, 2011;

           (c)      Daniel van Heerden Pr. Eng., ECSA, FSAIMM, AMMSA Director of Minxcon Mining Consultants, Frederik J. de Bruin, Pr. Sci. Nat.,Deswik Mining Consultants, Johan Oelofse, Pr. Eng., FSAIMM, Deon van der Heever, Pr. Sc. Nat., and Phil Bentley, Pr. Sci. Nat., and the technical report entitled “Technical Report Update on the Mineral Resource and Mineral Reserve Estimates for the Burnstone Gold Mine, Mpumalanga Province of the Republic of South Africa” dated February 8, 2011 and filed on SEDAR on February 8, 2011;

– 78 –	Annual Information Form

          Mr. Oelofse has since resigned from the Company while Mr. Bentley remains an employee of Great Basin and Messrs Van Heerden and de Bruin are independent of the Company.

          To our knowledge, none of these entities or individuals holds, directly or indirectly, more than 1% of our issued and outstanding common shares.

          Based on information provided by the relevant persons, and except as otherwise disclosed in this AIF, none of the persons or companies referred to above has received or will receive any direct or indirect interests in our property or the property of an associated party or an affiliate of ours or have any beneficial ownership, direct or indirect, of our securities or of an associated party or an affiliate of ours.

ITEM 17    ADDITIONAL INFORMATION

          Additional information, including directors’ and officers’ remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in annual financial statements, proxy circulars and interim financial statements of available at the SEDAR internet web site (www.sedar.com). The following documents can be obtained upon request from Great Basin’s Shareholder Communication Department by calling (604) 633 9113:

(i)	this AIF, together with any document incorporated herein by reference;

(ii)

the Annual Report of the Company and any interim financial statements filed with Securities Commissions subsequent to the audited financial statements for the Company’s most recently completed financial year; and

(iii)	the Proxy Circular for the annual general meeting of the Company to be held in June 2012, when available.

          The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents directly from the Company.

ITEM 18    DISCLOSURE FOR COMPANIES NOT SENDING INFORMATION CIRCULARS

          Not applicable.

ITEM 19    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

          The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under securities legislation is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company evaluates its disclosure controls and procedures annually.

– 79 –	Annual Information Form

          Under the supervision of our CEO and CFO, management conducted an evaluation of the effectiveness of our disclosure controls and procedures as at December 31, 2011. Based on this evaluation, our Chief Executive Officer and the Chief Financial Officer have concluded that, as at December 31, 2011, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in our annual filings, interim filings or other reports that we file or submit under applicable securities legislation is recorded, processed, summarized and reported within the time periods specified in such legislation and that these controls and procedures also provide reasonable assurance that material information relating to us is made known to our CEO and CFO by others.

          It should be noted that while our officers believe that our disclosure controls and procedures provide a reasonable level of assurance with regard to their effectiveness, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, but not absolute, assurance that the objectives of the control system are met.

Management’s Report on Internal Control Over Financial Reporting

          Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

          Under the supervision of our CEO and our CFO, management conducted an evaluation of the effectiveness of our internal control over financial reporting as at December 31, 2011 based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2011 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

ITEM 20    AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

Audit Committee Financial Expert

          The members of the audit committee are Messrs. Patrick Cooke, Philip Kotze and Ms. Octavia Matloa. The Company’s Board of Directors has determined that Patrick Cooke chairman of the Audit Committee of the board, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and is an independent director under applicable laws and regulations and the requirements of the NYSE Amex LLC Exchange. Each of the members of the audit committee is financially literate and ach of the audit committee members is “independent”, as that term is defined by Canadian Multilateral Instrument 52-110. Ms. Matloa and Mr. Cooke are Chartered Accountants in South Africa. Great Basin’s audit committee charter is available for download on the Company’s website at www.greatbasingold.com.

– 80 –	Annual Information Form

Code of Ethics

          The Company has adopted a code of ethics that applies to all personnel of the Company. A copy of the Code of Ethics is available on the Company’s website at www.greatbasingold.com.

Principal Accountant Fees and Services

          The following table sets forth information regarding amounts paid to the Company’s independent auditors for each of the Company’s last two fiscal years:

Table 33 - Principal Accountant Fees.

	Year Ended December 31
	2010	2011
Audit Fees	358,176	687,014
Audit Related Fees	-	44,468
Tax Fees	9,525	34,837
All Other Fees	8,256	7,918
Total	$375,957	$774,237

Audit Fees

          Audit fees are the aggregate fees billed by the Company’s independent auditor for the audit of the Company’s annual consolidated financial statements, reviews of interim consolidated financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

          Audit-related fees are fees charged by the Company’s independent auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees.” This category comprises fees billed for employee benefit audits, due diligence assistance, consultations on proposed transactions, internal control reviews and audit and attestation services not required under applicable law, rules and regulations.

Tax Fees

          Tax fees are fees for professional services rendered by the Company’s independent auditors for tax compliance and tax advice on actual or contemplated transactions.

– 81 –	Annual Information Form

All Other Fees

          All other fees relate to services other than the audit fees, audit-related fees and tax fees described above.

Audit Committee Pre-Approval Policies

          From time to time, the Company’s management requests approval from the Audit Committee of the Company’s board for non-audit services from the Company’s independent auditors. The Audit Committee pre-approves all such non-audit services with set maximum dollar limits. In considering these requests, the Audit Committee assesses, among other things, whether the services requested would be considered prohibited services as contemplated by the SEC, and whether the services requested and related fees could impair the independence of the Company’s auditors.

ITEM 21    OFF BALANCE SHEET ARRANGEMENTS

          The Company has the following off-balance sheet arrangements as at December 31, 2011.

Financial guarantee

          In 2007 Great Basin completed a series of transactions in order to achieve compliance with South Africa’s post-apartheid legislation designed to facilitate participation by HDSAs in the mining industry. This legislation is reflected in the South African Mining Charter and required Great Basin to achieve a target of 26% ownership by HDSA in the Company’s South African projects by 2014. In order to comply with these requirements, Tranter, an HDSA company, acquired 19,938,650 Great Basin treasury common shares for $38 million (ZAR260 million) which, because it involved indirect economic participation in both the Hollister and Burnstone projects, was deemed equivalent to a 26% interest in Burnstone. Tranter borrowed ZAR200 million ($27 million) from Investec, a South African bank, to partly fund the purchase of the shares and Great Basin gave a loan guarantee in favour of Tranter limited to ZAR140 million ($19 million). A loan of $14 million (ZAR108 million) was advanced to Tranter up to October 2011 under the guarantee agreement to enable Tranter to meet its interest payment obligation to Investec.

          Tranter has been notified by Investec that it is currently in breach of the requirements of its loan agreement due to an unfunded cash margin call as a consequence of the decline in the value of the Great Basin common shares serving as collateral for the loan. The Company has advanced approximately $2.7 million (ZAR20 million) since November 2011 under the Guarantee agreement to assist Tranter to meet the margin call requirements and approximately $1.6 million (ZAR12 million) remains available to meet the unfunded cash margin of approximately $6 million (ZAR45 million). The Company is seeking, through ongoing discussions with Investec and Tranter, to assist Tranter to remedy their breach position and meet their future loan obligations. Whilst the outcome of the discussions is uncertain, the Company does not expect the outcome of these discussions to affect its current compliance with the Mining Charter or near term cash flow.